     As filed with the Securities and Exchange Commission on May 26, 1999

                                                     Registration No. 333-_____
                                                                      811-07798

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-6
                         ------------------------------
                  FOR THE REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2
                         ------------------------------
A.       Exact name of trust:

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                  VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT - I

B.       Name of depositor:

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

C.       Complete address of depositor's principal executive office:

                                51 Madison Avenue
                            New York, New York 10010

D.       Name and complete address of agent for service:

                                 Carol Yee, Esq.
                           New York Life Insurance and
                               Annuity Corporation
                                51 Madison Avenue
                            New York, New York 10010

                                    Copy to:

Jeffrey Puretz, Esq.                            Michael J. McLaughlin, Esq.
Dechert, Price & Rhoads                         Senior Vice President
1500 K Street, N. W.                            and General Counsel
Washington, D.C.  20036                         New York Life Insurance Company
                                                51 Madison Avenue
                                                New York, New York  10010

E.      Title of securities being registered:

        Units of interests in the Separate Account under flexible premium Variable Universal Life 2000 Insurance Policies.

F. Proposed maximum aggregate offering price to the public of the securities being registered:

        Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant is registering an indefinite amount of the securities being offered pursuant to this Registration Statement, and will file its Notice pursuant to Rule 24f-2 for its fiscal year ending December 31, 1999 on or before March 1, 2000.

G.      Amount of filing fee: None.

H. Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement. Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                              CROSS REFERENCE SHEET

                      INFORMATION REQUIRED IN A PROSPECTUS

Item of Form N-8B-2                                       Prospectus Caption
-------------------                                       ------------------

     1                                                    Definitions; The Separate Account

     2                                                    About NYLIAC

     3                                                    Not Applicable

     4                                                    Sales and Other Agreements

     5                                                    The Separate Account

     6                                                    The Separate Account

     9                                                    Legal Proceedings

     10                                                   Summary of Policy Features;
                                                          General Description; Life
                                                          Insurance Protection; Cash
                                                          Value and Cash Surrender
                                                          Value; Loans; Partial
                                                          Withdrawals; Surrenders;
                                                          Additional Benefits through
                                                          Riders and Options;
                                                          Premiums; Investments;
                                                          Deductions and Charges;
                                                          Policy Proceeds;
                                                          Additional Policy Provisions;
                                                          Free Look; Exchange Privilege;
                                                          Additional Provisions Regarding
                                                          the Separate Account; About
                                                          NYLIAC; Sales and Other Agreements

     11                                                   Cash Value and Cash Surrender Value;
                                                          The Separate Account

     12                                                   Funds; Portfolios; About NYLIAC;
                                                          Sales and Other Agreements

     13                                                   Summary of Policy Features; General
                                                          Description; Loans; Partial
                                                          Withdrawals; Surrenders; Premiums;
                                                          Investments; Deductions and Charges;
                                                          Sales and Other Agreements

     14                                                   Summary of Policy Features; General
                                                          Description; Premiums; Investments;
                                                          Sales and Other Agreements

     15                                                   Summary of Policy Features; General
                                                          Description; Cash Value and Cash
                                                          Surrender Value; Premiums; Investments

     16                                                   Summary of Policy Features; General
                                                          Description; Cash Value and Cash
                                                          Surrender Value; Premiums; Investments

Item of Form N-8B-2                                       Prospectus Caption
-------------------                                       ------------------
     17                                                   Summary of Policy Features;
                                                          General Description; Cash
                                                          Value and Cash Surrender Value;
                                                          Loans; Partial Withdrawals;
                                                          Surrenders

     18                                                   Summary of Policy Features;
                                                          General Description; Cash Value
                                                          and Cash Surrender Value; Loans;
                                                          Partial Withdrawals; Surrenders;
                                                          Premiums; Investments

     19                                                   Records and Reports

     20                                                   Not Applicable

     21                                                   Loans

     22                                                   Not Applicable

     23                                                   Not Applicable

     24                                                   Additional Policy Provisions Regarding
                                                          the Separate Account

     25                                                   About NYLIAC

     26                                                   Deductions and Charges; Loans;
                                                          Partial Withdrawals; Surrenders;
                                                          Reinstatement Option; Additional
                                                          Policy Provisions

     27                                                   About NYLIAC

     28                                                   Directors and Principal Officers of NYLIAC

     29                                                   About NYLIAC

     30                                                   Not Applicable

     31                                                   Not Applicable

     32                                                   Not Applicable

     33                                                   Not Applicable

     34                                                   Not Applicable

     35                                                   Not Applicable

     37                                                   Not Applicable

     38                                                   Sales and Other Agreements

     39                                                   Sales and Other Agreements

     40                                                   Sales and Other Agreements

     41                                                   Sales and Other Agreements

     42                                                   Not Applicable

Item of Form N-8B-2                                       Prospectus Caption
-------------------                                       ------------------

     43                                                   Not Applicable

     44                                                   Cash Value and
                                                          Cash Surrender Value

     45                                                   Not Applicable

     46                                                   Cash Value and Cash Surrender
                                                          Value; Loans; Partial
                                                          Withdrawals; Surrenders;
                                                          Deductions and Charges;
                                                          Investments

     47                                                   Cash Value and Cash Surrender
                                                          Value; Loans; Partial
                                                          Withdrawals; Surrenders;
                                                          Deductions and Charges;
                                                          Investments

     48                                                   Not Applicable

     49                                                   Not Applicable

     50                                                   Investments; Additional
                                                          Provisions Regarding the
                                                          Separate Account

     51                                                   Cover Page; Summary of Policy
                                                          Features; Life Insurance
                                                          Protection; Additional Benefits
                                                          through Riders and Options;
                                                          Surrenders; Premiums; Policy
                                                          Proceeds; Additional Policy
                                                          Provisions

     52                                                   Investments; Additional Provisions
                                                          Regarding the Separate Account

     53                                                   Federal Income Tax Considerations

     54                                                   Not Applicable

     55                                                   Not Applicable

     59                                                   Financial Statements

                VARIABLE UNIVERSAL LIFE 2000 INSURANCE POLICIES
                     PROSPECTUS DATED                , 1999

                   VARIABLE PRODUCTS SERVICE CENTER ADDRESS:

                            Variable Products Service Center
                            51 Madison Avenue
                            Room 452
                            New York, New York 10010

    This prospectus describes a flexible premium variable universal life insurance policy which New York Life Insurance and Annuity Corporation ("NYLIAC") issues.

                                POLICY FEATURES

LIFE INSURANCE PROTECTION--This policy offers lifetime insurance protection, with a life insurance benefit payable when the insured dies while the policy is in effect.

CHOICE OF LIFE INSURANCE BENEFIT OPTIONS--You may choose either a level life insurance benefit equal to the face amount of your policy or a life insurance benefit which varies and is equal to the sum of your policy's face amount and cash value. If you choose a benefit which varies, the life insurance benefit will increase or decrease depending on the performance of the investment options you select. Your policy's life insurance benefit will never be less than the face amount of your policy. Under both options, a higher life insurance benefit may apply if necessary for the policy to qualify as life insurance under the Internal Revenue Code. The policy proceeds we pay will be the sum of the life insurance benefit plus any rider death benefits less any loans (including any accrued loan interest).

FLEXIBLE PREMIUM PAYMENTS--You may decide the amount of premiums to pay and when to pay them, within limits. Although premium payments are flexible, we may require additional premium payments to keep the policy in effect. The policy may terminate if its cash surrender value is insufficient to pay the policy's monthly charges. The cash surrender value of your policy will fluctuate depending on the performance of the investment options you have chosen.

LOANS, WITHDRAWALS AND SURRENDERS--You may borrow against or withdraw money from your policy, within limits. Loans and withdrawals will reduce the policy's proceeds and cash surrender value. You can also surrender your policy at any time. The cash surrender value of your policy may increase or decrease depending on the performance of the investment options you select. We do not guarantee the cash surrender value for your policy. If you surrender your policy or take a partial withdrawal during the first fifteen policy years or within fifteen years after you increase the face amount, we may apply a surrender charge.

FACE AMOUNT INCREASES AND DECREASES--You may increase or decrease the face amount of your policy, within limits. We will apply a new schedule of surrender charges to any increase in your policy's face amount. We may also deduct a surrender charge for any reduction in the face amount.

INVESTMENT OPTIONS--Your policy allows you to choose how you want to invest your premium payments. You have the option to choose from twenty-two investment divisions and a fixed account. However, you can have money in twenty-one investment options, including the fixed account, at any given time. The investment divisions available under your policy are:

--   MainStay VP Capital Appreciation
--   MainStay VP Cash Management
--   MainStay VP Convertible
--   MainStay VP Government
--   MainStay VP High Yield Corporate Bond
--   MainStay VP International Equity
--   MainStay VP Total Return
--   MainStay VP Value
--   MainStay VP Bond
--   MainStay VP Growth Equity
--   MainStay VP Indexed Equity
--   American Century Income & Growth*
--   Dreyfus Large Company Value*
--   Eagle Asset Management Growth Equity*
--   Alger American Small Capitalization
--   Calvert Social Balanced
--   Fidelity VIP II Contrafund
--   Fidelity VIP Equity-Income
--   Janus Aspen Series Balanced
--   Janus Aspen Series Worldwide Growth
--   Morgan Stanley Dean Witter Emerging Markets
     Equity
--   T. Rowe Price Equity Income

     * These Investment Divisions invest in portfolios of the MainStay VP Series Fund, Inc.

We do not guarantee the investment performance of the investment divisions, which involve varying degrees of risk.

FREE LOOK PERIOD--You may examine the policy for a limited period and cancel it for a refund of the greater of the cash value of your policy or the total premium payments you have paid less any loans or withdrawals you have taken.

REPLACING EXISTING INSURANCE WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE.

                               IMPORTANT NOTICES

 THIS PROSPECTUS PROVIDES INFORMATION THAT A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE INVESTING. PLEASE READ IT CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE. THIS PROSPECTUS IS NOT VALID UNLESS ATTACHED TO CURRENT PROSPECTUSES FOR THE MAINSTAY VP SERIES FUND, INC., THE ALGER AMERICAN FUND, THE CALVERT VARIABLE SERIES, THE FIDELITY VARIABLE INSURANCE PRODUCTS FUND II, THE FIDELITY VARIABLE INSURANCE PRODUCTS FUND, THE JANUS ASPEN SERIES, THE MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC. AND THE T. ROWE PRICE EQUITY SERIES, INC. (THE "FUNDS", EACH INDIVIDUALLY A "FUND").

 THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
SUMMARY OF POLICY FEATURES.............    4
DEFINITIONS............................    9
GENERAL DESCRIPTION....................   11
  When Life Insurance Coverage
     Begins............................   11
  How the Policy Is Available..........   11
  How the Policy Works.................   11
LIFE INSURANCE PROTECTION..............   13
  Your Policy Proceeds.................   13
     Your Life Insurance Benefit.......   13
     Changing Your Life Insurance
       Benefit Option..................   14
     Changing the Face Amount of Your
       Policy..........................   16
CASH VALUE AND CASH SURRENDER VALUE....   17
  Cash Value...........................   17
     Amount in the Separate Account....   17
     Amount in the Fixed Account.......   18
     Investment Return.................   18
  Cash Surrender Value.................   18
LOANS..................................   19
  Your Policy as Collateral for the
     Loan..............................   19
  Loan Interest........................   19
  Interest on the Cash Value Held as
     Collateral........................   19
  When Loan Interest Is Due............   20
  Loan Repayment.......................   20
  The Effects of a Policy Loan.........   20
PARTIAL WITHDRAWALS....................   21
  Amount Available to Withdraw.........   21
  Requesting a Partial Withdrawal......   21
  When Is the Partial Withdrawal
     Effective.........................   21
  Partial Withdrawal Fee and Surrender
     Charge............................   21
  Allocation of Partial Withdrawal and
     Fee...............................   21
  The Effects of a Partial
     Withdrawal........................   22
SURRENDERS.............................   22
  Requesting a Surrender...............   22
  When Is the Surrender Effective......   22
  Surrender Charges....................   22
ADDITIONAL BENEFITS THROUGH RIDERS AND
  OPTIONS..............................   22
  How the Riders Are Available.........   23
  Accidental Death Benefit.............   23
  Monthly Deduction Waiver.............   23
  Supplementary Term Rider.............   24

                                         PAGE
                                         ----
  Guaranteed Minimum Death Benefit
     Rider.............................   25
  Term Insurance on Other Covered
     Insured Rider.....................   26
  Children's Insurance Rider...........   26
  Guaranteed Insurability Rider........   27
  Living Benefits Rider................   28
  Insurance Exchange Rider.............   28
  Spouse's Paid-Up Insurance Purchase
     Option Rider......................   29
PREMIUMS...............................   29
  Premium Allocation...................   31
  Termination..........................   31
  Late Period..........................   32
  No-Lapse Guarantee...................   32
  Reinstatement Option.................   32
  Maturity Date........................   33
INVESTMENTS............................   34
  The Separate Account.................   34
     Funds.............................   35
     Portfolios........................   37
     Additions, Deletions or
       Substitutions of Investments....   41
     Reinvestment......................   41
  The Fixed Account....................   41
     Interest Credited on Amounts in
       the Fixed Account...............   41
     Assets in the Fixed Account.......   42
  Transfers Between Investment
     Divisions and/or the Fixed
     Account...........................   42
     Requesting a Transfer.............   43
  Dollar Cost Averaging................   43
  Automatic Asset Reallocation.........   44
  Interest Sweep.......................   45
DEDUCTIONS AND CHARGES.................   46
  Deductions from Premiums.............   47
     Sales Expense Charge..............   47
     State Tax Charge..................   47
     Federal Tax Charge................   47
  Deductions from Cash Value...........   48
     Expense Allocation................   48
     Monthly Contract Charge...........   48
     Charge for Cost of Insurance
       Protection......................   48
     Separate Account Administrative
       Charge..........................   49
     Rider Charges.....................   50
  Separate Account Charges.............   50
     Mortality and Expense Risk
       Charge..........................   51

                                         PAGE
                                         ----
     Other Charges for Federal Income
       Taxes...........................   51
  Fund Charges.........................   51
  Surrender Charges....................   53
     Charges in Policy Years 1-15......   53
     Additional Contract Charge on a
       Surrender or Lapse in the First
       Policy Year.....................   53
     Surrender Charges after Face
       Amount Increases................   54
     Surrender Charges on Face Amount
       Decreases.......................   54
     Exceptions to Surrender Charge....   55
POLICY PROCEEDS........................   55
  Beneficiary..........................   55
  When We Pay Proceeds.................   55
  Payment Options......................   56
  Payees...............................   57
ADDITIONAL POLICY PROVISIONS...........   57
  Limits on Our Rights to Challenge
     Your Policy.......................   57
  Suicide..............................   57
  Misstatement of Age or Sex...........   58
  Assignment...........................   58

                                         PAGE
                                         ----
FREE LOOK..............................   58
EXCHANGE PRIVILEGE.....................   58
ADDITIONAL PROVISIONS REGARDING THE
  SEPARATE ACCOUNT.....................   59
  Your Voting Rights...................   59
  Our Rights...........................   60
FEDERAL INCOME TAX CONSIDERATIONS......   60
ABOUT NYLIAC...........................   66
  Year 2000 Readiness..................   67
  Directors and Principal Officers of
     NYLIAC............................   67
RECORDS AND REPORTS....................   69
SALES AND OTHER AGREEMENTS.............   70
LEGAL PROCEEDINGS......................   70
INDEPENDENT ACCOUNTANTS................   71
EXPERTS................................   71
FINANCIAL STATEMENTS...................   71
FINANCIAL STATEMENTS...................  F-1
APPENDIX A: Illustrations..............  A-1
APPENDIX B: Variations by
  Jurisdiction.........................  B-1

                                IMPORTANT NOTICE

   THIS PROSPECTUS IS NOT CONSIDERED AN OFFERING IN ANY JURISDICTION IN WHICH SUCH AN OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR ANY ATTACHED SUPPLEMENT TO THIS PROSPECTUS OR IN ANY SUPPLEMENTAL SALES MATERIAL WE AUTHORIZE.

                           SUMMARY OF POLICY FEATURES

     THE TERMS OF YOUR POLICY AND RIDERS QUALIFY THE FOLLOWING SUMMARY. MORE DETAILED INFORMATION IS CONTAINED LATER IN THIS PROSPECTUS, INCLUDING THE APPENDIX OF VARIATIONS BY JURISDICTION CONTAINED IN APPENDIX B.
 POLICY PROCEEDS -- When the insured dies, we will pay the beneficiary of your policy an amount equal to your policy's Life Insurance Benefit plus any rider death benefits less any outstanding loans (including any accrued loan interest).

-- LIFE INSURANCE BENEFITS

  - Option 1--a level benefit equal to your policy's face amount.

  - Option 2--a benefit which varies and equals the sum of your policy's face amount and cash value.

  - Under both options, a higher Life Insurance Benefit may apply if necessary to qualify as life insurance under the Internal Revenue Code.

  - Within limits, you may increase or decrease the face amount of your policy. The minimum face amount for your policy is $50,000.
 RIDER BENEFITS -- You may apply for the following additional rider benefits:

-- Accidental Death Benefit Rider           -- Term Insurance on Other Covered Insured
-- Monthly Deduction Waiver Rider              Rider
-- Supplementary Term Rider                 -- Children's Insurance Rider
-- Guaranteed Minimum Death Benefit Rider   -- Guaranteed Insurability Rider
                                            -- Living Benefits Rider (also known as
                                               Accelerated Benefits Rider)

The following additional rider benefits are automatically included in your policy (subject to availability in each jurisdiction):

-- Insurance Exchange Rider              -- Spouse's Paid-up Insurance Purchase
                                            Option Rider

     Riders are subject to regulatory approval in each jurisdiction and may not be available in all jurisdictions. In addition, the rider name and the requirements for any rider may vary by jurisdiction. You should contact your registered representative to determine whether the rider(s) is (are) available in your jurisdiction.
 LOANS -- You can borrow up to 90% of your policy's cash surrender value. Any amount that secures a loan remains part of your policy's cash value but is transferred to the Fixed Account. Amounts securing any unpaid loan may earn a different interest rate than other amounts in the Fixed Account. For the first ten Policy Years, the interest rate we currently expect to credit on the loaned amounts is 1% lower than the rate we charge for loan interest. Beginning in the eleventh Policy Year, the interest we currently expect to credit on the loaned amounts is 0.5% lower than the interest rate we charge for loan interest. We guarantee the interest rate we credit on the loaned amounts will never be less than 2% lower than the interest rate we charge for loan interest.
 PARTIAL WITHDRAWALS -- You may request a partial withdrawal from your policy's cash surrender value at any time, within limits. When you make a partial withdrawal, we will deduct a fee for processing the withdrawal. We may apply a surrender charge as a result of a partial withdrawal.
 SURRENDERS -- You may surrender your policy for its cash surrender value at any time while the insured is living. If you surrender your policy during the first fifteen Policy Years or within fifteen years after you increase the face amount of your policy, we will apply a surrender charge.
 PREMIUMS -- You can make premium payments as often as you like and for any amount you choose, within limits. Other than the initial premium, there are no required premium payments. However, under certain conditions, you may be required to make additional premium payments to keep your policy from terminating.
 DEDUCTIONS AND CHARGES --

DEDUCTIONS FROM PREMIUMS

-- SALES EXPENSE CHARGE

  - Surrender Charge Premium--We assess a sales expense charge based on your policy's Surrender Charge Premium. Your initial Surrender Charge Premium is set at the time your policy is issued. You can find this initial Surrender Charge Premium on the Policy Data Page of your policy. We will change your Surrender Charge Premium if you change the face amount of your policy.

  - Current--We currently deduct a sales expense charge of 2.75% of any premiums paid up to the Surrender Charge Premium. Once premiums equal to the Surrender Charge Premium for that Policy Year have been paid, we currently deduct a sales expense charge of 1.25% from any additional premiums paid in that Policy Year.

  - Guaranteed--We guarantee that any sales expense charge we deduct will never exceed 4.75% of any premiums paid.

-- STATE TAX CHARGE

   We deduct 2% of each premium payment you make as a state tax charge. We may increase this charge to reflect changes in the law.

-- FEDERAL TAX CHARGE

   For Non-Qualified Policies, we deduct 1.25% of each premium payment you make as a federal tax charge. We may increase this charge to reflect changes in the law.

DEDUCTIONS FROM CASH VALUE

-- MONTHLY CONTRACT CHARGE

  - Current--We currently deduct a monthly contract charge of $29 per month during the first Policy Year, and we currently expect to deduct $9 per month in later Policy Years.

  - Guaranteed--We guarantee that we will never deduct a monthly contract charge that exceeds $31 per month during the first Policy Year and $11 per month in later Policy Years.

-- CHARGE FOR COST OF INSURANCE PROTECTION

   We deduct a charge for cost of insurance protection each month. This charge is equal to the net amount at risk multiplied by a monthly cost of insurance rate plus any applicable flat extra charge. We determine the monthly cost of insurance rate based on the insured's issue age, sex, and underwriting class and the Policy Year. The monthly cost of insurance rate also depends on the face amount of the policy plus the amount of any term insurance in effect on the Primary Insured under the Term Insurance on Other Covered Insured Rider or the Supplementary Term Rider. The cost of insurance rates will never exceed the guaranteed maximum cost of insurance rates for your policy.

-- SEPARATE ACCOUNT ADMINISTRATIVE CHARGE

   We deduct an administrative charge each month equal to a percentage of the amount of cash value you have allocated to the Separate Account as of each Monthly Deduction Day. This percentage will never exceed, on an annual basis, 0.20% of the cash value in the Separate Account. We currently do not expect to deduct this charge if the cash value in the Separate Account is at least $50,000. (See page 47 for further details on this charge.)

-- RIDER CHARGES

   Each month, we will deduct any cost of insurance charges for any optional riders you have chosen.

SEPARATE ACCOUNT CHARGES

-- MORTALITY AND EXPENSE RISK CHARGE

  - Current--We currently deduct on a daily basis, a mortality and expense risk charge that is equal to an annual rate of 0.50% of the average daily net asset value of each Investment Division.

  - Guaranteed--We guarantee that the mortality and expense risk charge will never exceed an annual rate of 0.80% of the average daily net asset value of each Investment Division.

-- OTHER CHARGES FOR FEDERAL INCOME TAXES

   We do not currently deduct a charge for federal income taxes from the Investment Divisions, though we may do so in the future, to reflect changes in the law.

FUND CHARGES-- Each Investment Division of the Separate Account purchases shares of the corresponding Eligible Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the policy, and they may vary from year to year. These fees and expenses are described in the Funds' prospectuses. (See page 52 for a list of these charges.)

SURRENDER CHARGES-- If you surrender your policy or if you decrease the face amount of your policy (including a decrease in the face amount that results from changing the Life Insurance Benefit Option or from a partial withdrawal) during the first fifteen Policy Years or within fifteen years after you increase the face amount, we may apply a surrender charge. (See page 53 for an explanation of these charges.)

 INVESTMENTS -- The balance of your premium payment after we deduct the premium charges is called your net premium. We allocate your net premium among the twenty-two Investment Divisions available under the policy and the Fixed Account, based on your instructions. The twenty-two Investment Divisions available under your policy are:

-- MainStay VP Capital Appreciation      -- American Century Income & Growth
-- MainStay VP Cash Management           -- Dreyfus Large Company Value
-- MainStay VP Convertible               -- Eagle Asset Management Growth Equity
-- MainStay VP Government                -- Alger American Small Capitalization
-- MainStay VP High Yield Corporate      -- Calvert Social Balanced
Bond                                     -- Fidelity VIP II Contrafund
-- MainStay VP International Equity      -- Fidelity VIP Equity-Income
-- MainStay VP Total Return              -- Janus Aspen Series Balanced
-- MainStay VP Value                     -- Janus Aspen Series Worldwide Growth
-- MainStay VP Bond                      -- Morgan Stanley Dean Witter Emerging Markets
-- MainStay VP Growth Equity             Equity
-- MainStay VP Indexed Equity            -- T. Rowe Price Equity Income

     You may adjust your allocation to various Investment Divisions and/or the Fixed Account by changing your premium allocation percentages or making transfers among these options, within limits.
 ADDITIONAL INFORMATION

FREE LOOK PERIOD

-- You have the right to examine your policy. If you are not satisfied with it, you may cancel it within twenty days.

-- If you cancel the policy, we will refund the greater of the cash value of your policy or the total premiums you have paid, less any loans or partial withdrawals you have taken.

INCOME TAX EFFECT

-- Generally, life insurance benefits are not currently subject to federal income tax. The earnings on the amount you invest in the Investment Divisions and the Fixed Account are also generally not subject to income tax as long as they remain invested in the policy. If you take a partial withdrawal, surrender or terminate your policy, or if your policy matures, you may incur taxable income. You may also incur taxable income if your policy becomes a modified endowment contract and you take a policy loan.

                                IMPORTANT NOTICE

     THE POLICY IS A LEGAL CONTRACT BETWEEN YOU AND NYLIAC. THE CONTRACT CONSISTS OF THE APPLICATION FOR THE POLICY, THE POLICY, AND ANY RIDERS AND ENDORSEMENTS ATTACHED TO IT.

                                   VARIATIONS
     VARIABLE UNIVERSAL LIFE 2000 IS SUBJECT TO THE INSURANCE LAWS AND REGULATIONS OF EACH JURISDICTION IN WHICH IT IS SOLD. AS A RESULT, CERTAIN TERMS OF OUR VARIABLE UNIVERSAL LIFE 2000 POLICIES MAY VARY FROM JURISDICTION TO JURISDICTION. APPENDIX B LISTS THE SIGNIFICANT VARIATIONS THAT APPLY TO VARIABLE UNIVERSAL LIFE 2000. YOU SHOULD REVIEW THIS LIST TO DETERMINE WHETHER ANY OF THESE VARIATIONS APPLY TO YOUR POLICY.

                                  DEFINITIONS

ELIGIBLE PORTFOLIOS ("PORTFOLIOS"): The mutual fund Portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.

FIXED ACCOUNT: The Fixed Account is supported by assets in NYLIAC's general account. The amount in the Fixed Account earns interest on a daily basis. Interest is credited on each Monthly Deduction Day.

GENERAL ACCOUNT: An account representing all of NYLIAC's assets, liabilities, capital and surplus, income, gains or losses that are not included in the Separate Account or any other separate account. We allocate any net premium payments you make during the free look period to this account.

INVESTMENT DIVISION: A division of the Separate Account. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

ISSUE DATE:  The date we issue the policy as specified on the Policy Data Page.

LIFE INSURANCE BENEFIT: The benefit calculated under the Life Insurance Benefit Option you have chosen.

MONTHLY DEDUCTION DAY: The date as of which we deduct your monthly contract charge; cost of insurance charge, Separate Account administrative charge, if any, and any rider charges from your policy's cash value. The first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the Issue Date. However, if we have not received your initial premium payment as of the Issue Date, the first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the date we receive the initial premium payment.

NON-QUALIFIED POLICY: A policy that is issued to persons or entities other than employee benefit plans that qualify for special federal income tax treatment.

POLICY DATA PAGE: Page 2 of your policy. The Policy Data Page contains your policy's specifications.

POLICY DATE: It is the date we use as the starting point for determining Policy Years and Monthly Deduction Days. Your Policy Date will be the same as your Issue Date, unless you request otherwise. Generally, you may not choose a Policy Date that is more than six months before your policy's Issue Date. You can find your Policy Date on the Policy Data Page.

POLICY PROCEEDS: The benefit we will pay to your beneficiary when we receive proof that the insured died while the policy is in effect. It is equal to the Life Insurance Benefit plus any additional death benefits under any riders you have chosen minus any outstanding loans (including any accrued loan interest).

POLICY YEAR: The twelve-month period starting on your Policy Date, and each twelve-month period thereafter.

PRIMARY INSURED:  The person who is covered under the base policy.

QUALIFIED POLICY: A policy owned by an employee benefit plan that qualifies for special federal income tax treatment.

SEPARATE ACCOUNT: NYLIAC Variable Universal Life Separate Account-I, a segregated asset account NYLIAC established to receive and invest net premiums which are allocated to the Eligible Portfolios.

SURRENDER CHARGE PREMIUM: The amount we use to calculate the sales expense and surrender charges, as set forth on the Policy Data Page.

                              GENERAL DESCRIPTION

     The policy provides life insurance protection on a named insured, and pays Policy Proceeds when that insured dies while the policy is in effect. The policy offers:

    -- flexible premium payments, where you select the timing and amount of the premium;

    -- a choice of two Life Insurance Benefit Options;

    -- loan and partial withdrawal privileges;

    -- the ability to increase or decrease the policy's face amount of insurance;

    -- a guarantee that the policy will not lapse during the first three Policy
       Years if the specified minimum premiums have been paid;

    -- additional benefits through the use of optional riders; and

    -- a selection of premium and expense allocation alternatives, including twenty-two variable Investment Divisions and a Fixed Account with a guaranteed minimum interest rate.

WHEN LIFE INSURANCE COVERAGE BEGINS

     If you have coverage under a conditional temporary coverage agreement and if the policy is issued, the policy will replace the temporary coverage. Your coverage under the policy will be deemed to have commenced on the Policy Date.

     In all other cases, if the policy is issued, coverage under the policy will take effect when we receive the premium payment that you are required to make when the policy is delivered to you.

HOW THE POLICY IS AVAILABLE

     Variable Universal Life 2000 is available to our policyowners as either a Non-Qualified or Qualified Policy. We issue Qualified Policies on a unisex basis. Any reference in this prospectus which makes a distinction based on the sex of the insured should be disregarded as it relates to such policies.

HOW THE POLICY WORKS

     We will pay your beneficiary the Policy Proceeds if your policy is still in effect when the insured dies. Your policy will stay in effect so long as the cash surrender value of your policy is sufficient to pay your policy's monthly charges. The following example demonstrates how we determine the cash surrender value of your policy.

                                    EXAMPLE

     This example is based on the illustration shown in Appendix A. It assumes current charges and a 6% hypothetical gross annual investment return, which
results in a    % net annual investment return. It also assumes the policy is in its first Policy Year.

PREMIUM(1)                                    $                 You choose the amount of premium you intend to
  Less sales expense charge(2)                                  pay and the frequency with which you intend to
  Less state tax charge (2%)                                    make these payments. We call this your planned
  Less Federal tax charge (1.25%)                               premium. Any additional premium payments you
        (if applicable)                                         make are called unplanned premiums.
------------------------------------------
NET PREMIUM                                   $                 We allocate your net premium to the Investment
  Plus net investment performance (earned                       Divisions and/or the Fixed Account based on your
       from the Investment Divisions                            instructions.
       and/or the Fixed Account) (varies
       daily)
  Less total annual monthly contract
        charge(3)
  Less total annual monthly cost of
       insurance charge (varies monthly)
  Less total annual Separate Account
       administrative charge (based on
       amount of cash value allocated to
       the Separate Account)(4)
  Less total annual monthly cost of
       riders(5)                                      0.00
------------------------------------------
CASH VALUE                                    $                 Cash value may be used to determine the amount
  Less surrender charge(6)                                      of your Life Insurance Benefit as well as the
        (if applicable)                                         cash surrender value of your policy.

                                                                We may assess a surrender charge when you make a
                                                                face amount decrease, partial withdrawal or full
                                                                surrender in the first fifteen Policy Years or
                                                                within fifteen years after you increase the face
                                                                amount.
------------------------------------------
CASH SURRENDER VALUE                          $                 The amount of loans, withdrawals and surrenders
                                                                you can make is based on your policy's cash
                                                                surrender value. Your policy will terminate if
                                                                your cash surrender value is insufficient to pay
                                                                your policy's monthly charges.

------------
(1) This example assumes you pay an annual planned premium of $    at the
    beginning of the Policy Year and that you do not make any unplanned premium payments.
(2) For details about how we calculate the sales expense charge for your policy, you should refer to page 47.
(3) We currently deduct a monthly contract charge of $29 per month from a policy in its first Policy Year. For a policy in a later Policy Year, we currently expect to deduct a monthly contract charge of $9 per month.
(4) For details about how we calculate the Separate Account administrative charge for your policy, you should refer to page 49.
(5) This example assumes you have not chosen any riders.
(6) If you surrender your policy in the first Policy Year, we will include an additional contract charge in the surrender charge we deduct from your policy. For details, you should refer to page 53.

                           LIFE INSURANCE PROTECTION

YOUR POLICY PROCEEDS

     We will pay proceeds to your beneficiary when we receive satisfactory proof that the insured died. These proceeds will equal:

            1)  the Life Insurance Benefit calculated under the Life
                Insurance Benefit Option you have chosen;
    plus    2)  any additional death benefits under the riders you have chosen;
    less    3)  any outstanding loans (including any accrued loan interest)
                on the policy.

     We will pay interest on these proceeds from the date the insured died until the date we pay the proceeds or the date when the payment option you have chosen becomes effective.

YOUR LIFE INSURANCE BENEFIT

     Under your policy, the Life Insurance Benefit depends on the Life Insurance Benefit Option you choose. Your policy offers two options:

     OPTION 1-- The Life Insurance Benefit under this option is equal to the policy's face amount. Except as described below, your Life Insurance Benefit under this option will be a level amount.

     OPTION 2-- The Life Insurance Benefit under this option is equal to the policy's face amount plus the policy's cash value. The Life Insurance Benefit under this option will vary with the policy's cash value. Your Life Insurance Benefit will never be less than your policy's face amount.

     Under both options, your Life Insurance Benefit may be greater if the minimum percentage of the policy's cash value necessary for the policy to qualify as life insurance under Section 7702 of the Internal Revenue Code is greater than the amount calculated under the option you have chosen. In general, this higher Life Insurance Benefit will be the cash value of your policy multiplied by the minimum percentage required by Section 7702 of the Internal Revenue Code. (You can find this percentage on the Policy Data Page).

     Under Section 7702 of the Internal Revenue Code, a policy will generally be treated as life insurance for federal tax purposes if at all times it meets either (1) a "guideline premium" test or (2) a "cash value accumulation" test. In general, the cash value accumulation test will allow you to make higher premium payments during the policy's early years. The guideline premium test will allow you to maintain a higher cash value in relation to the Life Insurance Benefit. You must choose either the guideline premium test or the cash value accumulation test before the policy is issued. Once the policy is issued, you may not change to a different test.

     Assuming your Life Insurance Benefit does not increase as described above, and assuming the same face amount and premium payments under both options:

        - If you choose Option 1, your Life Insurance Benefit will not vary in amount and you will generally have lower total policy cost of insurance charges and lower Policy Proceeds.

        - If you choose Option 2, your Life Insurance Benefit will vary with your policy's cash value and you will generally have higher total policy cost of insurance charges and higher Policy Proceeds.

                                    EXAMPLES
             (Effect of IRC Section 7702 on Life Insurance Benefit)



        LIFE INSURANCE BENEFIT OPTION 1                             LIFE INSURANCE BENEFIT OPTION 2
   EXAMPLE 1:                                               EXAMPLE 1:
   Life Insurance Benefit = Face Amount                     Life Insurance Benefit = Face Amount + Cash Value
     Face Amount:                    $100,000                 Face Amount:                    $100,000
     Cash Value:                     $ 25,000                 Cash Value:                     $ 20,000
     IRC Section 7702                                         IRC Section 7702
        Percentage                       379%                    Percentage                       379%
     (under cash value                                        (under cash value
        accumulation test)                                       accumulation test)

   Greater of:                                              Greater of:
     Face Amount:                    $100,000                 Face Amount + Cash Value:       $120,000
     % of Cash Value:                                         % of Cash Value:
        ($25,000 X 379%)             $ 94,750                    ($20,000 X 379%)             $ 75,800
     -----------------------                                  -----------------------
                                     --------                                                 --------
     Life Insurance Benefit:         $100,000                 Life Insurance Benefit:         $120,000
   EXAMPLE 2:                                               EXAMPLE 2:
   Life Insurance Benefit = % of Cash Value                 Life Insurance Benefit = % of Cash Value
     Face Amount:                    $100,000                 Face Amount:                    $100,000
     Cash Value:                     $ 50,000                 Cash Value:                     $ 40,000
     IRC Section 7702                                         IRC Section 7702
        Percentage                       379%                    Percentage                       379%
     (under cash value                                        (under cash value
        accumulation test)                                       accumulation test)

   Greater of:                                              Greater of:
     Face Amount:                    $100,000                 Face Amount + Cash Value:       $140,000
     % of Cash Value:                                         % of Cash Value:
        ($50,000 X 379%)             $189,500                    ($40,000 X 379%)             $151,600
     -----------------------                                  -----------------------
                                     --------                                                 --------
     Life Insurance Benefit:         $189,500                 Life Insurance Benefit:         $151,600

CHANGING YOUR LIFE INSURANCE BENEFIT OPTION

     You can change the Life Insurance Benefit Option for your policy while the insured is alive. However, we may prohibit you from changing the Life Insurance Benefit Option if the change would (i) cause the face amount of the policy to be less than $50,000, (ii) cause the policy to fail to qualify as life insurance under Section 7702 of the Internal Revenue Code, or (iii) cause the policy's face amount to exceed our limits on the risk we retain, which we set at our discretion. Additionally, if you elect to have the Supplementary Term Rider included in your policy, you must select Option 1 and you can never change your Life Insurance Benefit Option to Option 2, even if the Supplementary Term Rider ends.

 CHANGES FROM OPTION 1 TO OPTION 2

      If you change from Option 1 to Option 2, we will decrease the face amount of your policy by the amount of the cash value, so that your Life Insurance Benefit immediately before and after the change remains the same. If a surrender charge applies to face amount decreases at the time you change your Life Insurance Benefit Option, we will assess a surrender charge based on the amount of the face amount decrease.

 CHANGES FROM OPTION 2 TO OPTION 1

      If you change from Option 2 to Option 1, we will increase the face amount of your policy by the amount of the cash value, so that your Life Insurance Benefit immediately before and after the change remains the same. We will continue to apply the existing surrender charge schedule to your policy, but we will not apply a new surrender charge schedule to the increased face amount resulting from the change in this option.

     In order to change your Life Insurance Benefit Option, you must submit a signed request to the Variable Products Service Center at the address shown on the cover of this prospectus (or any other address we indicate to you in writing). We will change your Life Insurance Benefit Option on the Monthly Deduction Day on or after the date we receive your written request.

                                    EXAMPLE

 CHANGE FROM OPTION 1 TO OPTION 2

 Cash Value                                                          $  200,000

 Face Amount
   before option change                                              $1,000,000

 Face Amount
   after option change                                               $  800,000
   ($1,000,000 - $200,000)

 Life Insurance Benefit
   immediately before and
   after Option change                                               $1,000,000

 CHANGE FROM OPTION 2 TO OPTION 1

 Cash Value                                                          $  150,000

 Face Amount
   before option change                                              $1,000,000

 Face Amount
   after option change                                               $1,150,000
   ($1,000,000 + $150,000)

 Life Insurance Benefit
   immediately before and
   after option change                                               $1,150,000

CHANGING THE FACE AMOUNT OF YOUR POLICY

     The face amount of your policy affects the amount of the Life Insurance Benefit of your policy.

 INCREASING YOUR POLICY'S FACE AMOUNT

      You may request an increase in the face amount of your policy if all of the following conditions are met:

      -- the insured is still living;

      -- the insured is age 80 or younger;

      -- the increase you are requesting is $5,000 or more;

      -- the requested increase will not cause the policy's face amount to exceed our maximum limit on the risk we retain, which we set at our discretion; and

      -- you submit a written application signed by the insured along with satisfactory evidence of insurability.

      We may limit any increase in the face amount of your policy.

      If we approve your request for a face amount increase, we will increase your policy's face amount on the Monthly Deduction Day on or after the day we approve the increase.

      An increase in the face amount of your policy may have the following consequences which you should consider:

      -- additional cost of insurance charges;

      -- a new fifteen year surrender charge period applicable only to the amount of the increase will begin;

      -- a new suicide and contestability period applicable only to the amount of the increase will begin;

      -- a change in the life insurance percentage applied to the entire policy under Section 7702 of the Internal Revenue Code; and

      -- a new seven year testing period for modified endowment contract status may begin.

 DECREASING YOUR POLICY'S FACE AMOUNT

      You may request a decrease in the face amount of your policy if both of the following conditions are met:

      -- the insured is still living; and

      -- the decrease you are requesting will not reduce the policy's face amount below $50,000.

      We may limit any decrease in the face amount of your policy.

      If we approve your request for a face amount decrease, we will decrease your policy's face amount on the Monthly Deduction Day on or after the day we receive your written request for a decrease.

      A decrease in the face amount of your policy may have the following consequences which you should consider:

      -- lower total policy cost of insurance charges (however, because current cost of insurance rates are based, in part, on the policy's face amount, the total policy cost of insurance charges may increase as a result of a decrease in the face amount);

      -- a surrender charge may apply to the amount of the decreased face amount based on a last increased, first canceled basis; and

      -- possible adverse tax consequences.

                      CASH VALUE AND CASH SURRENDER VALUE

CASH VALUE

     The cash value of your policy is the sum of the amounts the policy has in the Investment Divisions in the Separate Account and in the Fixed Account. These amounts are allocated based on the instructions you give us. A number of factors affect your policy's cash value including but not limited to:

     -- the amount and frequency of the premiums you pay;

     -- the investment experience of the Investment Divisions you choose;

     -- the interest credited on the amount in the Fixed Account; and

     -- the amount of any partial withdrawals you make (including any charges you incur as a result of the withdrawal).

     The cash value is not necessarily the amount you receive when you surrender your policy. See CASH SURRENDER VALUE on page 18 and SURRENDERS on page 22 for details about surrendering your policy.

AMOUNT IN THE SEPARATE ACCOUNT

     We use amounts allocated to an Investment Division to purchase accumulation units of an Investment Division. We redeem accumulation units from an Investment Division when amounts are loaned, withdrawn, transferred, surrendered or deducted for charges or loan interest. We calculate the number of accumulation units purchased or redeemed in an Investment Division by dividing the dollar amount of the transaction by the Investment Division's accumulation unit value. On any given day, the amount you have in the Separate Account is the value of the accumulation units you have in all of the Investment Divisions of the Separate Account. The value of the accumulation units you have in a given Investment Division equals the current accumulation unit value for the Investment Division multiplied by the number of accumulation units held in that Investment Division.

     We determine accumulation unit values for the Investment Divisions as of the end of each valuation day. A valuation day is any day on which we are open for business and the New York Stock Exchange is open for trading.

     The value of an accumulation unit on any valuation day equals the accumulation unit on the preceding valuation day multiplied by the net investment factor for the period from the time the New York Stock Exchange closed on the immediately preceding valuation day to the time it closed on the current valuation day.

     The net investment factor for an Investment Division for this period equals
(a) divided by (b), less (c) [i.e., (a / b) - c]where:

        (a) is the sum of:

             (1) the net asset value of the Fund share held in the Separate
                 Account for that Investment Division determined at the end of the period, plus

             (2) the per share amount of any dividends or capital gain
                 distributions made by the Fund for shares held in the Separate Account for that Investment Division if the ex-dividend date occurs during the period,

        (b) is the net asset value of a Fund share held in the Separate Account for that Investment Division determined as of the end of the previous valuation day,

        (c) is a factor representing the mortality and expense risk charge. This factor is deducted on a daily basis and is currently equal to an annual rate of .50% of the daily average net asset value of the Investment Division.

     The net investment factor may be greater or less than one. Therefore, the value of an accumulation unit may increase or decrease.

AMOUNT IN THE FIXED ACCOUNT

     The amount you have in the Fixed Account equals:

             1) the sum of the net premiums you have allocated to the Fixed
                Account;

        plus 2) any transfers you have made from the Separate Account to the Fixed Account;

        plus 3) any interest credited to the Fixed Account;

        less 4) any amounts you have withdrawn from the Fixed Account;

        less 5) any charges we have deducted from the Fixed Account;

        less 6) any transfers you have made from the Fixed Account to the Separate Account.

INVESTMENT RETURN

     The investment return of your policy is based on the amount you have in each Investment Division of the Separate Account, the amount you have in the Fixed Account, the investment experience of each Investment Division as measured by its actual net rate of return, and the interest rate we credit on the amount you have in the Fixed Account.

     The investment experience of an Investment Division of the Separate Account reflects increases or decreases in the net asset value of the shares of the underlying Fund, any dividend or capital gains distributions declared by the Fund, and any charges against the assets of the Investment Division. We determine this investment experience each valuation day, which is when the net asset value of the underlying Fund is determined. The actual net rate of return for an Investment Division measures the investment experience from the end of one valuation day to the end of the next valuation day.

CASH SURRENDER VALUE

     The cash surrender value of your policy is the amount we will pay you if you surrender your policy. The cash surrender value of your policy is equal to the cash value of the policy less any surrender charges and any outstanding policy loans (including any accrued loan interest). If you surrender your policy during the first Policy Year, an additional contract charge applies as described on page 53. Since the cash value of the policy fluctuates with the performance of the Investment Divisions and the interest credited to the Fixed Account, and because a surrender charge may apply, the cash surrender value may be more or less than the total premium payments you have made less any premium deductions and deductions from cash value that were made.

     Cash surrender value is significant for two reasons:

        -- Loans and Partial Withdrawals--You can take loans and partial withdrawals from your policy based on the amount of the policy's cash surrender value.

        -- Keeping Your Policy in Effect--While premium payments are flexible, you may need to make additional premium payments so that the cash surrender value of your policy is sufficient to pay the charges needed to keep your policy in effect.
                                     LOANS

     You can borrow up to 90% of your policy's cash surrender value, less any additional contract charge in the first Policy Year. Your policy will be used as collateral to secure this loan. Any amount that secures a loan remains part of your policy's cash value but is transferred to the Fixed Account. We credit any amount that secures a loan (the loaned amount) with an interest rate that we expect to be different from the interest rate we credit on any unloaned amount.

YOUR POLICY AS COLLATERAL FOR THE LOAN

     When you request a loan, a transfer of funds may be made from the Separate Account to the Fixed Account so that the cash value of the amount in the Fixed Account (less any outstanding loans, including any accrued loan interest) is at least 106% of the requested loan. This percentage will change in accordance with changes in the loan interest rate, but will never exceed 108%. We will transfer these funds from the Investment Divisions of the Separate Account in accordance with your instructions, or if you have not provided us with any instructions, in proportion to the amounts you have in each Investment Division. While any policy loan is outstanding, we will not allow you to make any partial withdrawals or transfer any funds from the Fixed Account if the partial withdrawal or transfer would cause the cash value of the Fixed Account to fall below 106% of all outstanding loans (or a different percentage based on the loan interest rate). Additionally, if the monthly deductions from cash value will cause the cash value of the Fixed Account to fall below the total amount of all outstanding policy loans, we may take these deductions from the Investment Divisions of the Separate Account in proportion to the amounts you have in each Investment Division.

LOAN INTEREST

     We currently charge an effective annual loan interest rate of 6%, which is payable in arrears. We may increase or decrease this rate. However, the rate will never exceed 8%. We will determine the loan interest rate at least once every twelve months, but not more frequently than once every three months. If we increase the rate, we may not increase it by more than 1% per calendar year, within certain limits.

INTEREST ON THE CASH VALUE HELD AS COLLATERAL

     When you take a loan from your policy, the loaned amount which we hold in the Fixed Account earns interest at a different rate from the rate we charge you for loan interest. The rate we credit on loaned amounts will never be less than 2% less than the rate we charge for policy loans. We guarantee that the interest rate we credit on loaned amounts will always be at least 3%. For the first ten Policy Years, the rate we currently expect to credit on loaned amounts is 1% less than the rate we charge for loan interest. Beginning in the eleventh Policy Year, the rate we currently expect to credit on loaned amounts is 0.5% less than the rate we charge for loan interest.

WHEN LOAN INTEREST IS DUE

     The interest we charge on a loan accrues daily and is payable on the earliest of the following dates:

     -- the policy anniversary;

     -- the date you increase or repay a loan;

     -- the date you surrender the policy;

     -- the date the policy lapses; or

     -- the date on which the insured dies.

     Any loan interest due on a policy anniversary which you do not pay will be charged against the policy as an additional loan.

LOAN REPAYMENT

     You may repay all or part of a policy loan at any time while your policy is in effect. We will consider any payment we receive from you while you have a loan outstanding to be a premium payment unless you tell us in writing that it is a loan repayment. When we receive a loan repayment, we will first use that money to repay any portion of the outstanding loan which was originally taken from the Fixed Account. We will allocate any remaining portion of the loan repayment to the Investment Divisions in the same proportion as the amount of money you have in each Investment Division on the date of the loan repayment, unless you indicate otherwise and we agree.

     If the amount of any unpaid loans (including any accrued loan interest) is greater than the cash value of your policy less any applicable surrender charges, we will mail a notice to you at your last known address. We will also send a copy of the notice to the last known assignee, if any, on our records. If you do not pay the necessary amount within 31 days after the day we mail you this notice, we will terminate your policy.

THE EFFECTS OF A POLICY LOAN

     As long as there is an outstanding loan, the amount held as collateral remains in the Fixed Account which does not share in the Separate Account's investment performance. As you repay your loan, we reduce the amount held as collateral. If your policy is a modified endowment contract, a loan may result in taxable income to you. See FEDERAL INCOME TAX CONSIDERATIONS on page 60 for more information.

     A loan will affect the cash surrender value of your policy, and its Policy Proceeds. If you surrender your policy, if your policy terminates, or if a Life Insurance Benefit becomes payable under the policy, and there are any outstanding loans at that time, we will deduct the amount of any outstanding loans (including any accrued loan interest) from the cash value of your policy or from the Life Insurance Benefit we pay.

                              PARTIAL WITHDRAWALS

     You may request a partial withdrawal from your policy's cash surrender value if the following conditions are met:
     -- the insured is living;
     -- the partial withdrawal being requested is at least $500; and -- the partial withdrawal will not cause the policy to fail to qualify as life insurance under Section 7702 of the Internal Revenue Code.

AMOUNT AVAILABLE TO WITHDRAW

     You may withdraw an amount up to the cash surrender value of your policy. When we process a partial withdrawal, we use the accumulation unit values next determined after we receive your written request. We will not allow a partial withdrawal if it would reduce the face amount of your policy (not including riders) below $50,000.

REQUESTING A PARTIAL WITHDRAWAL

     You may request a partial withdrawal from your policy by sending a written request to the Variable Products Service Center at the address listed on the front cover of this prospectus.

WHEN IS THE PARTIAL WITHDRAWAL EFFECTIVE

     Unless you choose a later effective date, your requested partial withdrawal will be effective on the date we receive your written request. However, if the day we receive your request is not a day on which the New York Stock Exchange ("NYSE") is open or if your request is received after the close of the NYSE, then the requested partial withdrawal will be effective on the next day on which the NYSE is open.

PARTIAL WITHDRAWAL FEE AND SURRENDER CHARGE

     When you make a partial withdrawal, we will deduct a fee for processing the partial withdrawal. This fee will not exceed the lesser of $25 or 2% of the amount withdrawn. Additionally, a partial withdrawal may result in a decrease in your policy's face amount which may cause a surrender charge to apply as described in SURRENDER CHARGES on page 53.

ALLOCATION OF PARTIAL WITHDRAWAL AND FEE

     You may specify how much of the partial withdrawal you want taken from the amount you have in each of the Investment Divisions and in the Fixed Account. If you do not specify how you would like your partial withdrawal allocated, we will deduct the partial withdrawal and any withdrawal fee from the Investment Divisions and/or the Fixed Account in proportion to the amounts you have in each of these investment options. If you request a partial withdrawal that is greater than the amount in the Investment Divisions and/or in the Fixed Account you have chosen, we will reduce the amount of the partial withdrawal to the amount available in those Investment Divisions and/or in the Fixed Account and pay you that amount less any applicable withdrawal fee and surrender charge.

THE EFFECTS OF A PARTIAL WITHDRAWAL

     When you make a partial withdrawal, we reduce your cash value and cash surrender value by the amount of the partial withdrawal, and any applicable withdrawal fee and surrender charge. Additionally, if you have elected Life Insurance Benefit Option 1, we reduce your policy's face amount and your Policy Proceeds by the amount of the withdrawal (not including the effects of any withdrawal fee or surrender charge). If you have elected Life Insurance Benefit Option 2, we will not reduce your policy's face amount but we will reduce your Policy Proceeds by the amount of the partial withdrawal and any applicable withdrawal fee and surrender charge. A partial withdrawal may result in taxable income to you. See FEDERAL INCOME TAX CONSIDERATIONS on page 60 for more information.

     We may restrict the amount and frequency of partial withdrawals, within certain limits.
                                   SURRENDERS

     You may surrender your policy for its cash surrender value at any time while the insured is living.

REQUESTING A SURRENDER

     You may surrender the policy by sending a written request and the policy to the Variable Products Service Center at the address listed on the front cover of this prospectus (or any other address we indicate to you in writing).

WHEN IS THE SURRENDER EFFECTIVE

     Unless you choose a later effective date, your surrender will be effective as of the end of the day we receive your written request and the policy. However, if the day we receive your request is not a day on which the NYSE is open or if your request is received after the close of the NYSE, then the requested surrender will be effective on the next day on which the NYSE is open.

SURRENDER CHARGES

     If you surrender your policy during the first fifteen Policy Years or within fifteen years after you increase the face amount of your policy, a surrender charge may apply. We will deduct any applicable surrender charge before we pay you the surrender proceeds. See SURRENDER CHARGES on page 46 for details.
                 ADDITIONAL BENEFITS THROUGH RIDERS AND OPTIONS

     You may apply for additional benefits by selecting any of the following optional riders:

     -- Accidental Death Benefit Rider

     -- Monthly Deduction Waiver Rider

     -- Supplementary Term Rider

     -- Guaranteed Minimum Death Benefit Rider

     -- Term Insurance on Other Covered Insured Rider

     -- Children's Insurance Rider

     -- Guaranteed Insurability Rider

     -- Living Benefits Rider (also known as Accelerated Benefits Rider)

     Subject to availability in each jurisdiction, we will include an Insurance Exchange Rider and a Spouse's Paid-up Insurance Purchase Option Rider with your policy at no additional charge.

HOW THE RIDERS ARE AVAILABLE

     The Term Insurance on Other Covered Insured and the Living Benefits Riders are available only on Non-Qualified Policies. All other riders are available on both Non-Qualified and Qualified Policies.

ACCIDENTAL DEATH BENEFIT

     This rider provides an additional death benefit if the insured's death was caused directly, and apart from any other cause, by accidental bodily injury. We will pay the additional death benefit if the insured dies within one year of such accident. No benefit is payable under the rider if the death of the insured occurs before the insured's first birthday or after the policy anniversary on which the insured is age 70.

MONTHLY DEDUCTION WAIVER

     This rider provides for the waiver of monthly deduction charges if the Primary Insured becomes totally disabled. In the event of the total disability (as defined in the rider), we will waive the following deductions from cash value on each Monthly Deduction Day:

     -- the monthly cost of insurance for the base policy;

     -- the monthly cost of riders, if any;

     -- the monthly contract charge; and

     -- the monthly Separate Account administrative charge, if any.

     These deductions are described in more detail under DEDUCTIONS FROM CASH VALUE on page 48.

     You must provide proof that the insured has been totally disabled for at least six consecutive months before we waive any monthly deduction charges. We will waive the monthly deduction charges as long as the total disability continues. From time to time we may require proof that the insured is still totally disabled. We will pay for any medical examination necessary in connection with such proof.

     In addition, the following special rules apply:

     -- If the total disability begins on or before the policy anniversary on which the insured is age 60 and continues to the policy anniversary on which the insured is age 65, we will waive the monthly deduction charges under this policy for the remainder of time that the policy is in effect. We will not require any further proof of disability.

     -- If the total disability begins after the policy anniversary on which the insured is age 60, we will waive the monthly deduction charges under this policy while the disability continues but only until the policy anniversary on which the insured is age 65.

     We will not waive the monthly deduction charges for any disability which begins on or after the policy anniversary on which the insured is age 65.

SUPPLEMENTARY TERM RIDER

     This rider provides a term insurance death benefit that is payable when the insured dies. It insures the same individual covered by your base policy. At the time you apply for this rider, you select a target face amount for your policy. The initial term insurance death benefit under this rider equals the target face amount less the initial face amount of your base policy (not including riders). We recalculate the term insurance death benefit on each Monthly Deduction Day, so that the amount of the term insurance death benefit equals the target face amount less the current Life Insurance Benefit at that time.

     Because the Life Insurance Benefit of your base policy (not including riders) may increase or decrease depending on investment performance, the rider's term insurance death benefit will do the reverse in order to maintain a level target face amount. However, if the Life Insurance Benefit is greater than the target face amount, the rider's term insurance death benefit will not be reduced to an amount less than zero. For example, if your Life Insurance Benefit increases, the rider's term insurance death benefit will decrease by the same amount. If the base policy's Life Insurance Benefit changes for any reason other than because of the requirements of Section 7702 of the Internal Revenue Code, we will make a corresponding adjustment to the target face amount.

    Target           Base Policy's              Supplementary
     Face      less   Life Insurance    equals   Term Rider
     Amount           Benefit                    Death Benefit

     If you compare a policy with this rider to a policy that initially provides the same Policy Proceeds but does not have this rider, the policy with this rider will have lower surrender charges and a lower Surrender Charge Premium. (See SURRENDER CHARGE PREMIUM on page 47 for additional information about the Surrender Charge Premium)

     We will only allow you to elect this rider if:

     -- the initial target face amount is at least $500,000;

     -- the base policy Life Insurance Benefit is at least $100,000;

     -- the initial term insurance death benefit of this rider is at least the minimum amount we allow, which is currently $100,000.

     -- the initial term insurance death benefit of this rider is no greater than four times the policy's Life Insurance Benefit;

     -- you have chosen Life Insurance Benefit Option 1;

     -- you have elected the cash value accumulation test; and

     -- your policy does not also include a Term Insurance on Other Covered
        Insured Rider covering the life of the Primary Insured;

     Within certain limits, you may:

     -- increase or decrease this rider's term insurance death benefit or target face amount; and/or

     -- convert this rider to increase the face amount of your base policy. The minimum amount of term insurance benefit you may convert is $5,000, which is the same as the minimum base face amount increase. (Note: The target face amount of your policy after this conversion will be the same as the target face amount of your policy including riders before the conversion. Your Surrender Charge Premium will increase as a result of the increase in the face amount of your base policy and a new surrender charge period will apply to the increase. (See SURRENDER CHARGE PREMIUM on page 47 for additional information about the Surrender Charge Premium.))

     You may request changes to your policy under this rider if:

     (a) you do not decrease the target face amount below $500,000, unless the decrease is due to a partial withdrawal;

     (b) you do not decrease the base policy's Life Insurance Benefit below $100,000, unless the decrease is due to a partial withdrawal; and

     (c) you do not make a change that causes the term insurance death benefit to be greater than four times the policy's Life Insurance Benefit. This requirement prohibits you from increasing the term insurance death benefit or decreasing the base policy face amount to an amount that would violate this maximum ratio.

     Once you choose this rider, you may not change your Life Insurance Benefit Option, even after this rider ends or is terminated.

GUARANTEED MINIMUM DEATH BENEFIT RIDER

     As long as this rider is in effect and the benefit period has not expired, this rider guarantees that your policy will never lapse due to its cash surrender value being insufficient to cover the current monthly deduction charges. Under this rider, if your total monthly deduction charges are greater than your policy's cash value, we will deduct as much of the monthly deduction charges from the cash value as possible. We will then waive any excess amount of these charges including the charge for this and any other rider. Generally, this rider is available with a benefit period up to the insured's age 70, 80 or 100. You may choose any of these expiry dates as long as the benefit period is at least ten years.

     In exchange for the guarantee provided by this rider, you must make certain premium payments into your policy. The premium you must pay under this rider is called the "Monthly Guaranteed Minimum Death Benefit (GMDB) premium." You will find it on the Policy Data Page. The monthly GMDB premium may change if you modify your policy or any of the riders attached to your policy. Although this premium is expressed as a monthly premium, you do not need to pay it on a monthly basis. Rather, we will perform a GMDB premium test each month to determine if you have made enough cumulative premium payments to keep the rider in effect.

GMDB PREMIUM TEST (PERFORMED ON EACH MONTHLY DEDUCTION DAY)

    Cumulative                 Cumulative partial                       Cumulative monthly GMDB
     premium payments    less   withdrawals           must be at least   premiums from the Policy Date to
     to date                    to date               equal to           the date the test is performed

     If your policy does not satisfy the GMDB premium test and your policy fails the test by an amount that is more than one monthly GMDB premium, we will notify you that your policy has failed this test. The rider will terminate unless you make a premium payment in an amount necessary to pass the GMDB premium test before the next Monthly Deduction Day. If the rider terminates, we will reinstate it if we receive the required premium payment before the Monthly Deduction Day that follows the date the rider terminated. If the rider terminates during a period when the rider benefit is in effect, your policy will enter the late period and will lapse unless the required payment is made.

     Having this rider affects your ability to take policy loans in the following way:

     (a) If you take a loan during the first two Policy Years, this rider will end.

     (b) After the first two Policy Years, you may take loans within certain limits. On the day you take a loan (or when any unpaid loan interest is charged as an additional loan), the cash surrender value of your policy less the new loan and the amount of any current outstanding loan balance must be greater than the cumulative monthly GMDB premiums which were required up to the time you take the loan, accumulated at an annual effective interest rate of 6.0% as of that date.

     This rider is not available on a policy with a Supplementary Term Rider.

TERM INSURANCE ON OTHER COVERED INSURED RIDER

     This rider provides term insurance on one or more members of the insured's immediate family (generally, the spouse and/or children of the insured). The Primary Insured can also be covered under this rider. However, if the policy contains a Supplementary Term Rider, coverage is not available on the Primary Insured under this rider.

     We refer to any person, other than the Primary Insured, who is covered under this rider as an "Other Covered Insured" (OCI). The minimum amount of term insurance that you may apply for under this rider is $25,000.

     You can convert the term insurance provided by this rider to any permanent plan of insurance we offer without any evidence of insurability. You can make a conversion on any Monthly Deduction Day prior to the policy anniversary on which the OCI is age 70, provided the policy is in effect.

     The term insurance under this rider will end when the Primary Insured dies. However, provided the rider is in effect, you can convert the term insurance on any living OCI under age 70 to any permanent plan of insurance we offer within 31 days after the Monthly Deduction Day on or following the date of the Primary Insured's death. The term insurance under this rider will also end if the base policy ends. In no event will this rider continue beyond the policy anniversary on which the Primary Insured is age 100.

CHILDREN'S INSURANCE RIDER

     This rider provides a level term insurance benefit on the child, stepchild, or legally adopted child of the insured (a "covered child") who is proposed and accepted for coverage. A child born to, or legally adopted by, the insured while the rider is in effect is also a covered child. For a child to be covered under this rider, he or she must be age 18 or under when this rider is issued, or when that child would otherwise be covered. However, no child is covered under the rider until the 15(th) day after birth.

     When you apply for this rider, you must specify how many units of insurance coverage will apply to each covered child. You may purchase 1 to 25 units of coverage on each covered child. Each unit provides $1,000 of level term insurance. The number of units must be the same for each child. Each child covered under this rider is issued in a standard risk class.

     If the Primary Insured dies while this rider is in effect, the term insurance on each covered child will continue at no additional cost. This is known as paid-up insurance. Although paid-up insurance has no loan value, it does have cash value and can be surrendered for its cash value.

     The term insurance coverage, or the paid-up insurance, on each covered child will end on the earlier of:

      --  the policy anniversary on which the covered child is age 25; and

      -- the policy anniversary on which the Primary Insured is, or would have been, age 65.

     Within 31 days after the date on which the term insurance coverage ends, you or the covered child may convert the term insurance to any permanent plan of insurance we offer, without any evidence of insurability. The maximum face amount of the new policy is five times the amount of the term insurance coverage on the covered child. The premium rates for the new policy will be based on the age and sex of the covered child, and our premium rates in effect on the date of conversion.

GUARANTEED INSURABILITY RIDER

     This rider allows you to purchase additional insurance coverage on the insured, on a scheduled option date or alternative option date, without providing any evidence of insurability. The additional insurance coverage can either be a new policy on the life of the insured or an increase to the existing policy's face amount.

     Scheduled option dates are the policy anniversaries on which the insured is age 22, 25, 28, 31, 34, 37, 40, 43 and 46. An alternative option date is the date which is three months after any of the following events:

      --  the marriage of the insured;

      --  the birth of a living child to the insured; or

      --  the legal adoption of a child by the insured.

     If any of these events occurs, you can purchase additional insurance coverage without providing any evidence of insurability during the three-month period following the date any of the events listed above occur. In addition, during this three-month period, we will automatically provide term insurance on the insured in an amount equal to the maximum amount you are eligible to purchase on the alternative option date. If you purchase additional insurance coverage on an alternative option date, you may not purchase additional insurance coverage on the next scheduled option date.

     In order to exercise this rider's benefit on an option date, the rider must be in effect on that date. The minimum amount of additional insurance coverage that you may purchase on each option date is $10,000 and the maximum amount is the lesser of $100,000 or a multiple of the policy's face amount based on the insured's age when the policy was issued. The multiples are set forth below:

   AGE AT ISSUE             MULTIPLE
   ------------             --------
 0-21                5 times face amount
22-37                2 times face amount
38-43                1 times face amount

     This rider will end on the policy anniversary on which the insured is age
46. However, if any of the events which trigger an alternative option date occurs within three months before that anniversary, you will continue to have the right to purchase additional insurance coverage until that option date. We will also provide the automatic term insurance coverage up to that option date.

LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED BENEFITS RIDER)

     Under this rider, if the insured has a life expectancy of twelve months or less, you may request a portion or all of the Policy Proceeds as an accelerated death benefit.

     You may elect to receive an accelerated death benefit of 25%, 50%, 75%, or 100% of certain eligible proceeds from your Policy Proceeds. We will pay you an amount equal to:

  Elected     X    Eligible  X    Interest  -    Administrative fee  -    Elected percentage of an
  percentage       proceeds       factor         (up to $150)             unpaid Policy loan

     Minimum accelerated benefit amount: $25,000.

     Maximum accelerated benefit amount: $250,000 (total for all of your NYLIAC policies).

     If you accelerate less than 100% of the eligible proceeds, the remaining face amount of your policy after we pay this benefit must be at least $50,000. We do not permit any subsequent acceleration.

     When we make a payment under this rider, we will reduce your policy's face amount, rider death benefits, monthly deductions, cash value, and any unpaid policy loan based on the percentage you elected.

INSURANCE EXCHANGE RIDER

     This rider allows you to exchange the policy for a new variable universal life policy issued on a new insured using values from your original policy. This rider is included in the policy at no additional cost.

     In order for us to issue the new policy, you must provide us with evidence of insurability on the new insured and have an insurable interest in the new insured. The Policy Date and the Issue Date of the new policy will be the date on which the policy is exchanged. The new cost of insurance rates, premium payments and charges will be based on the new insured's age, sex and risk classification at the time the exchange occurs. However, surrender charges on the new policy will be measured from the Policy Date of the original policy.

     The maximum face amount of the new policy is the lesser of the face amount of the original policy on the Policy Date or the face amount of the original policy on the date of exchange.

     When an exchange is made, the cash value of your policy will be transferred to the new policy and become the cash value for the new policy. However, the cash surrender value under the new policy may be different since surrender charges will be based on the new insured's age and sex.

     Under certain circumstances, you may be required to make a payment in order to exercise the exchange rider:

     (a) If the cash surrender value of the new policy will exceed the cash surrender value of the original policy, then a payment equal to 103% of the difference between these two values is required.

     (b) If the cash surrender value of the new policy after the exchange would be zero or lower, then a payment in an amount sufficient to keep the new policy in effect for two months following the date of exchange is required. This payment will be treated as a premium payment and will be applied to your policy.

     See INSURANCE EXCHANGE RIDER on page 66 for additional information about the tax implications of exercising this rider.

SPOUSE'S PAID-UP INSURANCE PURCHASE OPTION

     This rider allows a spouse who is the beneficiary under the policy to purchase a new paid-up whole life insurance policy on his or her own life without evidence of insurability when the insured dies. This rider is included in the policy at no additional cost.

     The maximum face amount of the new paid-up whole life policy is the lesser of:

     -- the amount of the Policy Proceeds payable under this policy (not including any benefit payable under the Accidental Death Benefit Rider, and before any unpaid loan is deducted); or

     -- $5,000,000.

     If the insured's spouse dies at the same time as the insured or within 90 days after the insured's death and does not exercise the option under this rider, we will pay a benefit to the spouse's estate equal to the maximum amount of insurance coverage that could have been purchased under this rider minus the premium payment that would have been required for that insurance.

     If someone other than the spouse (including a trust) is the owner and beneficiary under the policy, that person can also exercise the option and purchase a paid-up whole life policy on the life of the spouse. The owner must have an insurable interest in the life of the spouse and the spouse must consent to the issuance of the new insurance in writing.

                                    PREMIUMS

     Although premium payments are flexible, you may need to make additional premium payments so that the cash surrender value of your policy is sufficient to pay the charges needed to keep your policy in effect. Policies that are maintained at cash surrender values just sufficient to cover fees and charges or that are otherwise minimally funded are more subject to not being able to maintain such cash surrender values because of market fluctuation and other performance related risks. When determining the amount of your planned premium payments, you should consider funding your policy at a level which has the potential to maximize the investment opportunities within your policy and to minimize the risks associated with market fluctuations.

     Premiums are the total dollar amount you pay into your policy. When we receive a premium payment, we deduct the sales expense, state tax, and federal tax charges that apply. The balance of the premium is called the net premium. We apply your net premium to the Investment Divisions and/or the Fixed Account, according to your instructions. For more details on when and how your premiums are applied, see PREMIUM ALLOCATION on page 31.

     If you elect the guideline premium test to determine whether your policy qualifies as life insurance under Section 7702 of the Internal Revenue Code, we may limit your premium payments. If the premiums paid during any Policy Year exceed the maximum amount permitted under the guideline premium test, we will return to you the excess amount within 60 days after the end of the Policy Year with interest at a rate of not less than 3%.

     For purposes of determining whether we require additional underwriting when accepting a premium payment, we divide your premium payments into planned and unplanned premiums.

PLANNED PREMIUM
     When you apply for your policy, you select a premium payment schedule, which indicates the amount and frequency of premium payments you intend to make. The premium amount you select for this schedule is called your "planned premium." It is shown on the Policy Data Page.

-- You may increase or decrease the amount of your planned premium and change the frequency of your payments, within limits.

-- Planned premium payments end on the policy anniversary on which the insured is age 100.

-- Your policy will not automatically terminate if you are unable to pay the planned premium. However, payment of your planned premium does not guarantee your policy will remain in effect. Your policy will terminate if the cash surrender value is insufficient to pay the monthly deduction charges or if you have an excess policy loan, and you reach the end of the late period and you have not made the necessary payment. See TERMINATION AND LATE PERIOD on pages 30 and 31 for more details.
UNPLANNED PREMIUM
     An unplanned premium is a payment you make that is not part of the premium payment schedule you choose.

-- While the insured is living, you may make unplanned premium payments at any time before the policy anniversary on which the insured is age 100. However, if payment of an unplanned premium will cause the Life Insurance Benefit of your policy to increase more than the cash value will increase, we may require proof of insurability before accepting that payment and applying it to your policy.

-- If you exchange another life insurance policy to acquire this policy under
   Section 1035 of the Internal Revenue Code, we will treat the proceeds of that exchange as an unplanned premium.

-- The minimum unplanned premium amount we allow is $50.

-- We may limit the number and amount of any unplanned premium payments.

PREMIUM ALLOCATION

     Except for premium payments you make during the free look period, we apply your net premium, which equals the balance of any planned or unplanned premium payment after we deduct sales expense, state tax, and any federal tax charges that apply, to the Investment Divisions of the Separate Account and/or to the Fixed Account according to the most recent premium allocation election you have given to us. We allocate the net premiums from any premium payments you make during the free look period to our General Account until the end of the free look period. For more details, see FREE LOOK PERIOD on page 58. When your free look period is over, we will allocate your net premiums according to your instructions. You can change your premium allocation any time you make a premium payment by submitting a revised premium allocation form. The allocation percentages must be in whole numbers.

TERMINATION

     If your policy's cash surrender value on any Monthly Deduction Day is less than the monthly deductions from cash value for the next policy month, your policy will continue in the late period for 62 days after that date. If the late period expires without sufficient payment, then we will terminate your policy without any benefits. See LATE PERIOD below for more details.

     However, your policy contains a no-lapse guarantee benefit which may prevent your policy from terminating during the first three Policy Years. See NO-LAPSE GUARANTEE below for more details.

LATE PERIOD

     The late period is the 62 days following the Monthly Deduction Day on which the cash surrender value of your policy is insufficient to pay for monthly deductions from cash value for the next policy month. During this period, you have the opportunity to pay any premium needed to cover any overdue charges. We will mail a notice to your last known address stating this amount. We will also send a copy to the last known assignee, if any, on our records. We will mail these notices at least 31 days before the end of the late period. Your policy remains in effect during the late period. However, if we do not receive the required payment before the end of the late period, we will terminate your policy without any benefits.

     If the insured dies during the late period, we will pay the Policy Proceeds to your beneficiary, which we will reduce by the unpaid monthly deductions from cash value for the full policy months from the beginning of the late period through the policy month in which the insured dies.

NO-LAPSE GUARANTEE

     The no-lapse guarantee benefit ensures that your policy will remain in effect during the first three Policy Years if the total premiums you have paid under the policy (less any loans you have taken or partial withdrawals you have made) are at least equal to the minimum monthly premium payment amount for your policy, as shown on the Policy Data Page, multiplied by the number of months that the policy has been in effect.

     If you pass the minimum premium test, your policy will not enter the late period if the cash surrender value on a Monthly Deduction Day is insufficient to pay for the monthly deductions from cash value for the next policy month. We will deduct the charges from your cash value to the extent possible. We will defer the deduction of any amount that exceeds the cash value until the end of the guarantee period. If, on that Monthly Deduction Day, you have not passed the minimum premium test, the policy will enter the late period.

     The no-lapse guarantee benefit will end on the earlier of:

     -- the third policy anniversary;

     -- the date on which you change the face amount of the policy; or

     -- the date you add or delete any riders to the policy.

REINSTATEMENT OPTION

     You can request that we reinstate your policy if all of these conditions are met:

     -- you make your request within five years after your policy terminated;

     -- the insured is alive; and

     -- you have not surrendered your policy for its cash surrender value.

     It is important to realize that a termination and subsequent reinstatement may cause your policy to become a modified endowment contract. Modified endowment contracts are subject to less favorable tax treatment on amounts withdrawn or borrowed from the policy. For more information about modified endowment contracts, please see page 63.

     If the policy lapses during the first Policy Year and is subsequently reinstated, we will deduct an additional contract charge from the cash value. (See ADDITIONAL CONTRACT CHARGE ON A SURRENDER OR LAPSE IN THE FIRST POLICY YEAR on page 53.)

     Before we will reinstate your policy, we must receive the following:

     (1) a payment equal to the sum of (a) and (b) where:

        (a) is an amount which is sufficient to keep the policy in effect for at least three months; and

        (b) is 230% of any additional contract charge for a policy that ended during the first Policy Year and is later reinstated.

     (2) satisfactory evidence of insurability, if your reinstatement request is more than 31 days after termination.

     The effective date of reinstatement will be the Monthly Deduction Day on or following the date we approve your request. If we reinstate your policy, the face amount for the reinstated policy will be the same as it would have been if the policy had not terminated.

     The cash value of the reinstated policy will be the cash value at the time the policy lapsed less the difference between the surrender charge assessed at the time of the lapse and the surrender charge that applies at the time the policy is reinstated. We will deduct any unpaid loan from this cash value or any unpaid loan can be repaid, together with loan interest up to 6% compounded once each year from the end of the late period to the date of reinstatement.

MATURITY DATE

     Your policy matures on the policy anniversary on which the insured is age
100. Beginning on this maturity date, the face amount of your policy, as shown on the Policy Data Page, will no longer apply. Instead, your Life Insurance Benefit will equal the cash value of your policy.

     One year before your policy's maturity date, we will notify you that on your maturity date you may elect either:

     (1) to receive the cash surrender value of your policy; or

     (2) to continue the policy, without having to pay any more cost of insurance charges, monthly charges or the Separate Account administrative charge.

     If you choose to continue the policy, we will continue to assess Separate Account and fund charges on the cash value left in the Investment Divisions.

     If you choose to surrender your policy, you must submit a signed request to the Variable Products Service Center at the address listed on the front cover of this prospectus (or any other address we indicate to you in writing).

     Please consult your tax advisor regarding the tax implications of these options.

     If your policy is still in effect when the insured dies, we will pay the Policy Proceeds to the beneficiary.

                                  INVESTMENTS

     Your policy offers a choice of investment options in which you can invest your net premium. You may allocate your net premium (1) to any of the Investment Divisions of the Separate Account, and/or (2) to the Fixed Account. We refer to the Investment Divisions and the Fixed Account as your investment options.

THE SEPARATE ACCOUNT

     NYLIAC Variable Universal Life Separate Account-I is a segregated asset account NYLIAC established to receive and invest your net premiums.

     NYLIAC established the Separate Account on June 4, 1993 under the laws of Delaware, in accordance with the resolutions set forth by the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940. This registration does not mean that the SEC supervises the management, or the investment practices or policies, of the Separate Account.

     Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from the other assets of NYLIAC, and under applicable insurance law, cannot be charged for liabilities incurred in any other business operations of NYLIAC (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). These assets are not subject to the claims of our general creditors. The income, capital gains and capital losses incurred on the assets of the Separate Account are credited to or are charged against the assets of the Separate Account, without regard to the income, capital gains or capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of both the investment performance of NYLIAC's Fixed Account and the performance of any other separate account.

     The Separate Account currently consists of twenty-two Investment Divisions. The Investment Divisions invest exclusively in the corresponding Eligible Portfolios of the Funds. The income, capital gains, and capital losses incurred on the assets of an Investment Division are credited to or are charged against the assets of the Investment Division, without regard to the income, capital gains or capital losses of any other Investment Division. The Investment Divisions of the Separate Account are designed to provide money to pay benefits under your policy, but they do not guarantee a minimum rate of return or protect against asset depreciation. They will fluctuate up and down depending on market conditions. The Eligible Portfolios of the relevant Funds, along with their portfolio managers, are listed in the following table:


FUND                               PORTFOLIO MANAGERS                ELIGIBLE PORTFOLIOS
------------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.     MacKay-Shields Financial          MainStay VP Capital Appreciation;
                                   Corporation                       MainStay VP Cash Management;
                                                                     MainStay VP Convertible;
                                                                     MainStay VP Government;
                                                                     MainStay VP High Yield Corporate
                                                                       Bond;
                                                                     MainStay VP International Equity;
                                                                     MainStay VP Total Return;
                                                                     MainStay VP Value
------------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.     Monitor Capital Advisors, Inc.    MainStay VP Indexed Equity
------------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.     Madison Square Advisors, Inc.     MainStay VP Bond;
                                                                     MainStay VP Growth Equity
------------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.     Adviser: New York Life            MainStay VP American Century
                                     Insurance Company                 Income & Growth
                                   Subadviser: American Century
                                     Investment Management Inc.
------------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.     Adviser: New York Life            MainStay VP Dreyfus Large
                                     Insurance Company                 Company Value
                                   Subadviser: The Dreyfus
                                     Corporation
------------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.     Adviser: New York Life            MainStay VP Eagle Asset
                                     Insurance Company                 Management Growth Equity
                                   Subadviser: Eagle Asset
                                     Management, Inc.
------------------------------------------------------------------------------------------------------
 The Alger American Fund           Fred Alger Management, Inc.       Alger American Small
                                                                       Capitalization
------------------------------------------------------------------------------------------------------
 Calvert Variable Series, Inc.     Calvert Asset Management          Calvert Social Balanced
                                   Company
------------------------------------------------------------------------------------------------------
 Fidelity Variable Insurance       Fidelity Management and           Fidelity VIP II Contrafund
 Products Fund II                  Research Company
------------------------------------------------------------------------------------------------------
 Fidelity Variable Insurance       Fidelity Management and           Fidelity VIP Equity-Income
 Products Fund                     Research Company
------------------------------------------------------------------------------------------------------
 Janus Aspen Series                Janus Capital Corporation         Janus Aspen Series Balanced;
                                                                     Janus Aspen Series Worldwide
                                                                       Growth
------------------------------------------------------------------------------------------------------
 Morgan Stanley Dean Witter        Morgan Stanley Dean Witter        Morgan Stanley Dean Witter
 Universal Funds, Inc.             Investment Management Inc.          Emerging Markets Equity
------------------------------------------------------------------------------------------------------
 T. Rowe Price Equity Series,      T. Rowe Price Associates, Inc.    T. Rowe Price Equity Income
 Inc.

FUNDS

     Mainstay VP Series Fund, Inc.--The Separate Account currently invests in fourteen Eligible Portfolios of the MainStay VP Series Fund, a diversified open-end management investment company. MacKay-Shields Financial Corporation, Monitor Capital Advisors, Inc., Madison Square Advisors, Inc. and New York Life Insurance Company provide investment advisory services to these Portfolios in accordance with the policies, programs and guidelines established by the Board of Directors of the MainStay VP Series Fund. American Century Investment Management, Inc., The Dreyfus Corporation and Eagle

Asset Management, Inc. provide investment subadvisory services to certain Portfolios. See the prospectus for the MainStay VP Series Fund which is attached to this prospectus.

     The Alger American Fund--The Separate Account currently invests in the Alger American Small Capitalization Portfolio of The Alger American Fund. Currently, the Alger American Small Capitalization Portfolio is the only Eligible Portfolio available through The Alger American Fund for investment by the Separate Account. Fred Alger Management, Inc. provides investment advisory services to the Alger American Small Capitalization Portfolio in accordance with the policies, programs and guidelines established by the Board of Trustees of The Alger American Fund. See the prospectus for The Alger American Fund which is attached to this prospectus.

     Calvert Variable Series, Inc.--The Separate Account currently invests in the Calvert Social Balanced Portfolio of the Calvert Variable Series. Currently, the Calvert Social Balanced Portfolio is the only Eligible Portfolio available through the Calvert Variable Series for investment by the Separate Account. Calvert Asset Management Company, Inc. provides investment advisory services to the Calvert Social Balanced Portfolio in accordance with the policies, programs and guidelines established by the Board of Directors of the Calvert Variable Series. See the prospectus for the Calvert Variable Series which is attached to this prospectus.

     Fidelity Variable Insurance Products Fund (VIP) and Fidelity Variable Insurance Products Fund II (VIP II)--The Separate Account currently invests in the Fidelity VIP II Contrafund Portfolio of the Variable Insurance Products Fund II trust and the Fidelity VIP Equity-Income Portfolio of the Variable Insurance Products Fund trust. Currently, the Fidelity VIP II Contrafund and Fidelity VIP Equity-Income Portfolios are the only Eligible Portfolios available through the Fidelity Funds for investment by the Separate Account. Fidelity Management and Research Company ("FMR") provides investment advisory services to the Fidelity VIP II Contrafund Portfolio and Fidelity VIP Equity-Income Portfolio in accordance with the policies, programs and guidelines established by the Boards of Trustees of the Variable Insurance Products Fund and the Variable Insurance Products Fund II. See the prospectuses for the Fidelity Variable Insurance Products Funds which are attached to this prospectus.

     Janus Aspen Series--The Separate Account currently invests in the Balanced and Worldwide Growth Portfolios of the Janus Aspen Series. Currently, the Balanced and Worldwide Growth Portfolios are the only Eligible Portfolios available through the Janus Aspen Series for investment by the Separate Account. Janus Capital Corporation provides investment advisory services to the Janus Aspen Series Balanced and Janus Aspen Series Worldwide Growth Portfolios in accordance with the policies, programs and guidelines established by the Board of Trustees of the Janus Aspen Series. See the prospectus for the Janus Aspen Series which is attached to this prospectus.

     Morgan Stanley Dean Witter Universal Funds, Inc.--The Separate Account currently invests in the Emerging Markets Equity Portfolio of the Morgan Stanley Dean Witter Universal Funds, Inc. (the "Morgan Stanley Fund"). Currently, the Emerging Markets Equity Portfolio is the only Eligible Portfolio available through the Morgan Stanley Fund for investment by the Separate Account. Morgan Stanley Dean Witter Investment Management Inc. provides investment advisory services to the Emerging Markets Equity Portfolio in accordance with the policies, programs and guidelines established by the Board of

Directors of the Morgan Stanley Fund. See the prospectus for the Morgan Stanley Fund which is attached to this prospectus.

     T. Rowe Price Equity Series, Inc.--The Separate Account currently invests in the T. Rowe Price Equity Income Portfolio of the T. Rowe Price Equity Series, Inc. Currently, the T. Rowe Price Equity Income Portfolio is the only Eligible Portfolio available through the T. Rowe Price Equity Series, Inc. for investment by the Separate Account. T. Rowe Price Associates, Inc. provides investment advisory services to the T. Rowe Price Equity Income Portfolio in accordance with the policies, programs and guidelines established by the Board of Trustees of the T. Rowe Price Equity Series, Inc. See the prospectus for the T. Rowe Price Equity Series, Inc. which is attached to this prospectus.

PORTFOLIOS

     The Eligible Portfolios, which the Funds offer, are the mutual fund portfolios which you may invest in through the Investment Divisions of the Separate Account. The assets of each Eligible Portfolio are separate from the others and each Portfolio has different investment objectives and policies. As a result, each Eligible Portfolio operates as a separate investment Fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. The following describes the investment characteristics of each of the twenty-two Portfolios in greater detail:

     The MainStay VP Capital Appreciation Portfolio--The MainStay VP Capital Appreciation Portfolio seeks long-term growth of capital. It seeks to achieve its primary investment objective by maintaining a flexible approach towards investing in various types of companies as well as types of securities depending upon the economic environment and the relative attractiveness of the various securities markets. Generally, the Portfolio will seek to invest in securities issued by companies with investment characteristics such as participation in expanding markets, increasing unit sales volume, growth in revenues and earnings per share superior to that of the average common stocks comprising indices such as the Standard & Poor's 500 Composite Price Index ("S&P 500") and increasing return on investment. Dividend income, if any, is a consideration incidental to the Portfolio's objective of growth of capital.

     The MainStay VP Cash Management Portfolio--The MainStay VP Cash Management Portfolio seeks as high a level of current income as is consistent with preservation of capital and maintenance of liquidity. It invests primarily in short-term U.S. Government Securities, obligations of banks, commercial paper, short-term corporate obligations and obligations of U.S. and non-U.S. issuers denominated in U.S. dollars. An investment in the MainStay VP Cash Management Portfolio is neither insured nor guaranteed by the U.S. Government, and there can be no assurance that the Portfolio will be able to maintain a stable net asset value of $1.00 per share.

     The MainStay VP Convertible Portfolio--The MainStay VP Convertible Portfolio seeks capital appreciation together with current income. The Portfolio will invest primarily in convertible securities consisting of bonds, debentures, corporate notes, preferred stocks or other securities which are convertible into common stocks or the cash value of a stock or a basket or index of equity securities. Certain of the Portfolio's investments have speculative characteristics.

     The MainStay VP Government Portfolio--The MainStay VP Government Portfolio seeks a high level of current income, consistent with safety of principal. It will invest primarily in

U.S. Government securities which include U.S. Treasury obligations and obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities. The U.S. Government securities purchased for this Portfolio, but not the shares of the Portfolio themselves, are issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

     The MainStay VP High Yield Corporate Bond Portfolio--The MainStay VP High Yield Corporate Bond Portfolio seeks maximum current income through investment in a diversified portfolio of high yield, high risk debt securities. This Portfolio seeks to achieve its primary objective by investment in a diversified portfolio of high yield debt securities which are ordinarily in the lower rating categories of recognized rating agencies that is, rated Baa to B by Moody's Investors Services, Inc. ("Moody's") or BBB to B by Standard & Poor's ("S&P"). Securities rated lower than Baa by Moody's or BBB by S&P, or, if not rated, of equivalent quality, are sometimes referred to as "high yield" securities or "junk bonds." The potential for high yield is accompanied by higher risk. Certain of the Portfolio's investments have speculative characteristics. Capital appreciation is a secondary objective which will be sought only when consistent with this Portfolio's primary objective.

     The MainStay VP International Equity Portfolio--The MainStay VP International Equity Portfolio seeks long-term growth of capital by investing in a portfolio consisting primarily of non-U.S. equity securities. Current income is a secondary objective. In pursuing its investment objective, the Portfolio will seek to invest in securities that provide the potential for strong return but that do not, in MacKay-Shields' judgment, present undue or imprudent risk. The Portfolio pursues its objectives by investing its assets in a diversified portfolio of common stocks, preferred stocks, warrants and comparable equity securities.

     The MainStay VP Total Return Portfolio--The MainStay VP Total Return Portfolio seeks to realize current income consistent with reasonable opportunity for future growth of capital and income. The Portfolio maintains a flexible approach by investing in a broad range of securities, which may be diversified by company, by industry and by type. The Portfolio may invest in common stocks, convertible securities, warrants and fixed-income securities, such as bonds, preferred stocks and other debt obligations, including money market instruments.

     The MainStay VP Value Portfolio--The MainStay VP Value Portfolio seeks maximum long-term total return from a combination of capital growth and income. It seeks to achieve this objective by following flexible investment policies emphasizing investment in common stocks which are, in the opinion of MacKay-Shields, undervalued at the time of purchase. This Portfolio will normally invest in dividend-paying common stocks that are listed on a national securities exchange or traded in the over-the-counter market, but may also invest in non-dividend paying stocks in accordance with MacKay-Shields' judgment.

     The MainStay VP Bond Portfolio--The MainStay VP Bond Portfolio seeks the highest income over the long-term consistent with preservation of principal. It will invest primarily in fixed-income debt securities of an investment grade, but may also invest in lower-rated securities, convertible debt, and preferred and convertible preferred stock.

     The MainStay VP Growth Equity Portfolio--The MainStay VP Growth Equity Portfolio seeks long-term growth of capital, with income as a secondary consideration. It will invest principally in common stock (and securities convertible into, or with rights to purchase, common stock) of well-established, well-managed companies which appear to have better than average potential for capital appreciation.

     The MainStay VP Indexed Equity Portfolio--The MainStay VP Indexed Equity Portfolio seeks to provide investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate, as represented by the S&P 500. Using a full replication method, the Portfolio invests in all 500 stocks in the S&P 500 in the same proportion as their representation in the S&P 500. The S&P 500 is an unmanaged index considered representative of the U.S. stock market. The MainStay VP Indexed Equity Portfolio is neither sponsored by or affiliated with the S&P 500.

     The MainStay VP American Century Income & Growth Portfolio--The MainStay VP American Century Income & Growth Portfolio seeks dividend growth, current income and capital appreciation by primarily investing in equity securities of the 1,500 largest companies traded in the United States (ranked by market capitalization).

     The MainStay VP Dreyfus Large Company Value Portfolio--The MainStay VP Dreyfus Large Company Value Portfolio seeks capital appreciation by investing principally in a portfolio of publicly traded equity securities of domestic and foreign issuers which are characterized as value companies.

     The MainStay VP Eagle Asset Management Growth Equity Portfolio--The MainStay VP Eagle Asset Management Growth Equity Portfolio seeks growth through long-term capital appreciation by investing in common stocks that Eagle Asset Management, Inc., the Portfolio's subadviser, believes have sufficient growth potential to offer above average long-term capital appreciation.

     The Alger American Small Capitalization Portfolio--Alger American Small Capitalization Portfolio seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the Portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

     The Calvert Social Balanced Portfolio--The Calvert Social Balanced Portfolio seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria established for this Portfolio.

     The Fidelity VIP II Contrafund Portfolio--The Fidelity VIP II Contrafund Portfolio seeks long-term capital appreciation by investing primarily in common stock. FMR invests in securities of companies whose value it believes is not fully recognized by the public.

     The Fidelity VIP Equity-Income Portfolio--The Fidelity VIP Equity-Income Portfolio seeks reasonable income by investing at least 65% of total assets in income-producing equity securities. The Portfolio will also consider the potential for capital appreciation. Secondarily, the Portfolio seeks a yield that exceeds the composite yield on the securities comprising the S&P 500 Index.

     The Janus Aspen Series Balanced Portfolio--The Janus Aspen Series Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified Portfolio that, under normal circumstances, pursues its objective by investing 40% to 60% of its assets in securities selected primarily for their growth potential and 40% to 60% of its assets in securities selected primarily for their income potential. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stock.

     The Janus Aspen Series Worldwide Growth Portfolio--The Janus Aspen Series Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It invests in a diversified portfolio of common stocks of foreign and domestic issuers. The Portfolio has the flexibility to invest on a worldwide basis in companies and organizations of any size, regardless of country of organization or place of principal business activity. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even in a single country.

     The Morgan Stanley Emerging Markets Equity Portfolio--The Morgan Stanley Emerging Markets Equity Portfolio seeks long-term capital appreciation by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, sponsored and unsponsored ADR's and other equity securities of emerging market country issuers. The Portfolio's investment approach combines top-down country allocation with bottom-up stock selection. Investment selection criteria include attractive growth characteristics, reasonable valuations and managements that focus on shareholder value.

     The T. Rowe Price Equity Income Portfolio--The T. Rowe Price Equity Income Portfolio seeks to provide substantial dividend income and also long-term capital appreciation by primarily investing in dividend-paying stocks, particularly of established companies, with favorable prospects for both increasing dividends and capital appreciation.

     THERE IS NO ASSURANCE THAT ANY OF THE ELIGIBLE PORTFOLIOS WILL ATTAIN THEIR RESPECTIVE STATED OBJECTIVES.

     You can find additional information concerning the investment objectives and policies of the Eligible Portfolios and the investment advisory services and charges and expenses in the current prospectus for the relevant Funds. These prospectuses are attached at the end of this prospectus. It is important to read the Funds' prospectuses carefully before you make any decision about your allocation of premiums to an Investment Division.

     The Funds' shares may also be available to certain separate accounts we use to fund our variable annuity policies. This is called "mixed funding." Except for the MainStay VP Series Fund, shares of all other Funds may be available to separate accounts of insurance companies that are not affiliated with NYLIAC and, in certain instances, to qualified plans. This is called "shared funding." Although we do not anticipate that any difficulties will result from mixed and shared funding, it is possible that differences in tax treatment and other considerations may cause the interests of owners of various contracts participating in the Funds to be in conflict. The Board of Directors/Trustees of each Fund, each Fund's investment advisers, and NYLIAC are required to monitor events to identify any material conflicts that arise from the use of the Funds for mixed and shared funding. In the event of a material conflict, we could be required to withdraw from an Eligible Portfolio. For more information about the risks of mixed and shared funding please refer to the relevant Fund prospectus.

     We provide certain services to you in connection with investment of premiums and commitment of cash values to the Investment Divisions, which, in turn, invest in the Eligible Portfolios. These services include, among others, providing information about the Eligible Portfolios. We receive a service fee from the investment advisers or other service providers of some of the Funds in return for providing services of this type. Currently, we receive service fees at annual rates ranging from .10% to .21% of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions.

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

     We may add, delete or substitute the Eligible Portfolio shares held by any Investment Division, within certain limits. We may eliminate the shares of any of the Eligible Portfolios and substitute shares of another portfolio of a Fund, or of another registered open-end management investment company or other investment vehicles. We may do this if the shares of the Eligible Portfolios are no longer available for investment or, if we, at our sole discretion, decide that investment in an Eligible Portfolio is inappropriate given the purposes of the Separate Account. We will not substitute shares attributable to your interest in an Investment Division until you have been notified of the change, as required by the Investment Company Act of 1940, and we obtain any necessary regulatory approvals.

     The Separate Account may purchase other securities for other series or classes of policies, or may convert between series or classes of policies based on your request.

     In the future, we may establish additional investment divisions for the Separate Account. Each additional investment division will purchase shares in a new portfolio of a Fund or in another mutual fund. We may establish new investment divisions and/or eliminate one or more Investment Divisions when marketing, tax, investment or other conditions make it appropriate. We may decide whether or not the new investment divisions will be made available to existing policyowners.

     If we make a substitution or change to the Investment Divisions, we may change your policy to reflect such substitution or change. If we decide it is in the best interests of our policyholders who have voting rights under the policies, the Separate Account may be (1) operated as management companies under the Investment Company Act of 1940 or managed under the direction of a committee, (2) deregistered under such Act in the event such registration is no longer required, or (3) combined with one or more other separate accounts.

REINVESTMENT

     We automatically reinvest all dividends and capital gain distributions from Eligible Portfolios in shares of the distributing Portfolio at their net asset value on the date they are paid.

THE FIXED ACCOUNT

     You may choose to allocate all or part of your net premiums to the Fixed Account.

INTEREST CREDITED ON AMOUNTS IN THE FIXED ACCOUNT

     We will credit any amounts in the Fixed Account with a fixed interest rate which we declare periodically in advance, at our sole discretion. This rate will never be less than an annual rate of 3%. We may credit different interest rates to loaned and unloaned amounts in the Fixed Account. All net premiums applied to, and amounts transferred to, the Fixed Account receive the loaned amount rate or the unloaned amount rate in effect at that time. Interest accrues daily and is credited on each Monthly Deduction Day.

ASSETS IN THE FIXED ACCOUNT

     The Fixed Account is supported by the assets in our general account, which includes all of our assets except those assets specifically allocated to separate accounts. These assets are subject to the claims of our general creditors. We may invest the assets of the Fixed Account however we choose, within limits. Your interest in the Fixed Account is not registered under the Securities Act of 1933, and the Fixed Account is not registered as an investment company under the Investment Company Act of 1940. Therefore, the Fixed Account and any interests earned in the Fixed Account are generally not subject to these statutes. The staff of the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account. These disclosures regarding the Fixed Account may, however, be subject to certain applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

TRANSFERS BETWEEN INVESTMENT DIVISIONS AND/OR THE FIXED ACCOUNT

     You may transfer all or part of the cash value of your policy (i) from the Fixed Account to the Investment Divisions of the Separate Account, (ii) from the Investment Divisions of the Separate Account to the Fixed Account, or (iii) between the Investment Divisions in the Separate Account.

     You may request a transfer, under the following conditions:

     -- Maximum Transfer--There is no limit on the amount you may transfer from one Investment Division to another Investment Division. The maximum amount you may transfer from the Fixed Account to the Investment Divisions during any Policy Year, is the greater of (i) 20% of the amount in the Fixed Account at the beginning of the Policy Year or (ii) $5,000.

       During any period when the interest rate credited on amounts in the Fixed Account is equal to 3%, the maximum amount you may transfer from the Investment Divisions to the Fixed Account during any Policy Year is the greater of (i) 20% of the total amount in the Investment Divisions at the beginning of the Policy Year or (ii) $5,000. However, this limit will not apply if the insured was age 65 or older on the most recent policy anniversary. If you have exceeded the transfer limit in any Policy Year during which the limit becomes effective, you may not make any additional transfers to the Fixed Account during that Policy Year while the limit remains in effect.

       We will count transfers made in connection with the Dollar Cost Averaging, Automatic Asset Reallocation and Interest Sweep options as a transfer toward these maximum transfer limits.

     -- Minimum Transfer--The minimum amount that you may transfer from the Investment Divisions or the Fixed Account is the lesser of (i) $500 or
        (ii) the total amount in the Investment Divisions or the Fixed Account.

     -- Minimum Remaining Value--If a transfer will cause the amount you have in the Investment Divisions or the Fixed Account to be less than $500, we will transfer the entire amount in the Investment Divisions and/or the Fixed Account you have chosen.

     -- Number of Transfers--There is no limit to the number of transfers that can be made as long as such transfers are within the minimum and maximum amounts we determine at our sole discretion.

     -- Transfer Charge--We may impose a charge up to $30 per transfer for each transfer after the first twelve in any Policy Year. We will not count any transfer made in connection with the Dollar Cost Averaging, Automatic Asset Reallocation and Interest Sweep options as a transfer toward the twelve transfer limit.

REQUESTING A TRANSFER:

     You can request a transfer in three ways:

     -- submit your request in writing on a form we approve to the Variable
        Products Service Center at the address listed on the front of this prospectus (or any other address we indicate to you in writing);

     -- telephone a service representative at 800-598-2019 on business days between the hours of 8:00 a.m. and 6:00 p.m. (Eastern Time); or

     -- request access to an electronic service known as a Voice Response Unit
        (VRU).

     We will use reasonable procedures to make sure that the instructions we receive through the telephone are genuine. Before a service representative accepts any request, he or she will ask the caller for the caller's Social Security Number and address. We will also record all calls.

     You may use the VRU to transfer monies among the Investment Divisions and/or the Fixed Account and change the allocation of future premium payments. You must complete a Telephone Authorization Form to conduct telephone transfers through the VRU. We will assign a personal identification number (PIN) to you. You must properly enter the PIN before we allow any transactions through the VRU. We reserve the right to temporarily discontinue the availability of the VRU.

     We will confirm all telephone transactions in writing. We are not responsible for any loss, cost or expense for any actions we take based on telephone instructions we believe are genuine.

DOLLAR COST AVERAGING

     Dollar Cost Averaging is a systematic method of investing which allows you to purchase shares of the Investment Divisions at regular intervals in fixed dollar amounts so that the cost of your shares is averaged over time and over various market cycles. The main objective of Dollar Cost Averaging is to achieve an average cost per share that is lower than the average price per share in a fluctuating market. Since you transfer the same dollar amount to a given Investment Division on each transfer, you purchase more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Therefore, you may achieve a lower than average cost per unit if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, you sell more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Dollar Cost Averaging does not assure growth or protect against a loss in declining markets.

     If you decide to use the Dollar Cost Averaging feature, we will ask you to specify:

     -- the dollar amount you want to have transferred (minimum transfer: $100);

     -- the Investment Division you want to transfer money from;

     -- the Investment Divisions and/or Fixed Account you want to transfer money to;

     -- the date on which you want the transfers to be made, within limits; and

     -- how often you would like the transfers made, either monthly, quarterly, semi-annually or annually.

     You are not allowed to make Dollar Cost Averaging transfers from the Fixed Account, but you can make Dollar Cost Averaging transfers into the Fixed Account.

     We will make all Dollar Cost Averaging transfers on the date you specify, or on the next business day. You may specify any day of the month with the exception of the 29th, 30th or 31st of a month. We will not process a Dollar Cost Averaging transfer, unless we have received a written request at the Variable Products Service Center at the addresses listed on the cover page of this prospectus. We must receive this request at least one week before the date Dollar Cost Averaging transfers are scheduled to begin.

     The minimum cash value required to elect this option is $2,500. We will automatically suspend this feature if the cash value is less than $2,000 on a transfer date. Once the cash value equals or exceeds this amount, the Dollar Cost Averaging transfers will automatically resume as scheduled.

     You may cancel the Dollar Cost Averaging option at any time by written request. You may not elect Dollar Cost Averaging if you have chosen Automatic Asset Reallocation. However, you have the option of alternating between these two policy features.

     This option is available to you at no additional cost.

AUTOMATIC ASSET REALLOCATION

     If you choose the Automatic Asset Reallocation feature, we will automatically reallocate your assets among the Investment Divisions in order to maintain a pre-determined percentage invested in the Investment Division(s) you have selected. For example, you could specify that 50% of the amount you have in the Separate Account be allocated to a particular Investment Division and the other 50% be allocated to another Investment Division. Over time, the variations in each of these Investment Division's investment results would cause this balance to shift. If you elect the Automatic Asset Reallocation feature, we will automatically reallocate the amounts you have in the Separate Account among the various Investment Divisions so that they are invested in the percentages you specify.

     You may choose to schedule the reallocations quarterly, semi-annually or annually. You may not choose to have your investments reallocated on a monthly basis. The minimum amount you must have in the Separate Account in order to elect this option is $2,500. We will automatically suspend this feature if the cash value is less than $2,000 on a reallocation date. Once the cash value equals or exceeds this amount, Automatic Asset

Reallocation will automatically resume as scheduled. There is no minimum amount which you must allocate among the Investment Divisions under this feature.

     You may cancel the Automatic Asset Reallocation feature at any time by written request. You may not elect Automatic Asset Reallocation if you have chosen Dollar Cost Averaging. However, you have the option of alternating between these two policy features.

     This option is available to you at no additional cost.

INTEREST SWEEP

     You may instruct us to periodically transfer the interest credited to the Fixed Account into the Investment Division(s) you specify. If you choose the Interest Sweep feature, we will ask you to specify:

     -- the date you want this feature to start;

     -- the percentages you want to be transferred to each Investment Division;
        and

     -- how often you want us to make these transfers: monthly, quarterly, semi-annually or annually.

     We will begin to make Interest Sweep transfers if the amount in the Fixed Account is at least $2,500. You may specify any date that you want us to make these automatic transfers, with the exception of the 29th, 30th or 31st of a month.

     You may not choose the Interest Sweep feature if you have instructed us to allocate any part of your policy expenses to the Fixed Account. If you want to elect the Interest Sweep feature and you want to allocate your expenses, you must allocate your expenses to the MainStay VP Cash Management Investment Division.

     You may request Interest Sweep in addition to either the Dollar Cost Averaging or Automatic Asset Reallocation features. If an Interest Sweep transfer is scheduled for the same day as a Dollar Cost Averaging or Automatic Asset Reallocation transfer, we will process the Interest Sweep transfer first.

     If the amount you have in the Fixed Account is less than $2,000, we will automatically suspend this feature. Once the amount you have in the Fixed Account equals or exceeds this amount, the Interest Sweep feature will automatically resume as scheduled. You may cancel the Interest Sweep feature at any time by written request.

     This option is available to you at no additional cost.

                             DEDUCTIONS AND CHARGES

     We assess certain charges and deductions from your policy to cover the cost of providing the Life Insurance Benefit under your policy, for providing the benefits under any riders, for administering the policy, for assuming certain risks and for incurring certain expenses in issuing the policy. We deduct four types of charges from your policy:

     -- deductions from premiums,

     -- deductions from cash value,

     -- Separate Account charges, and

     -- Fund charges.

     Additionally, we may assess surrender charges under certain circumstances. Surrender charges are explained on page 53. All other charges are described below. The charges shown under the "Current" column reflect the charges we currently expect to assess. We may change these charges at our sole discretion. However, we will never increase the charges over the amounts shown under the "Guaranteed Maximum" column.
                       SUMMARY OF DEDUCTIONS AND CHARGES

                                                        CURRENT                   GUARANTEED MAXIMUM
                                                        -------                   ------------------
   DEDUCTIONS FROM PREMIUMS
     Sales Expense Charge
                                            2.75% up to Surrender Charge     4.75% of all premiums
                                            Premium
                                            1.25% over Surrender Charge
                                            Premium
     State Tax Charge                       2%                               may vary
     Federal Tax Charge
       Non-Qualified Policies               1.25%                            may vary
       Qualified Policies                   N/A                              N/A
   DEDUCTIONS FROM CASH VALUE
     Monthly Contract Charge
       Policy Year 1                        $29 per month                    $31 per month
       Policy Year 2+                       $ 9 per month                    $11 per month
     Charges for Cost of Insurance          based on current rates           based on guaranteed rates
     Separate Account Administrative        A percentage of the Separate     0.20% of the Separate
       Charge                               Account cash value (SAcv) as     Account cash value
                                            follows:
                                            0.20% if the SAcv is less than
                                            $10,000*
                                            0.15% if the SAcv is equal to
                                            or greater than $10,000 but
                                            less than $20,000*
                                            0.10% if the SAcv is equal to
                                            or greater than $20,000 but
                                            less than $30,000*
                                            0.05% if the SAcv is equal to
                                            or greater than $30,000 but
                                            less than $50,000*
                                            0% if the SAcv is equal to or
                                            greater than $50,000
     Rider Charges                          vary                             vary
   SEPARATE ACCOUNT CHARGES
     Mortality and Expense Risk Charge      .50%**                           .80%**
   FUND CHARGES
     (see chart on page 52)                 vary                             vary

   * The percentages shown are on an annual basis. The charge deducted each month is equal to the monthly equivalent of the percentage shown.
   ** Equal to an annual rate assessed on the average daily net asset value in the Investment Divisions of the Separate Account.

DEDUCTIONS FROM PREMIUMS

     When we receive a premium payment from you, whether planned or unplanned, we will deduct a sales expense charge and a state tax charge. If your policy is a Non-Qualified Policy we will also deduct a federal tax charge.

SALES EXPENSE CHARGE

     We deduct a sales expense charge from each premium you pay to partially cover our expenses for selling the policy to you. The amount of the sales expense charge in a Policy Year is not necessarily related to our actual expenses for that particular year. To the extent that sales expenses are not covered by the sales expense charge and the surrender charge, they will be recovered from NYLIAC surplus, including any amounts derived from the mortality and expense risk charge, the charge for cost of insurance protection or the Separate Account administrative charge. The sales expense charge we deduct is a percentage of the premium you pay. This percentage varies depending on whether the total premium you have paid in any given Policy Year is above or below the Surrender Charge Premium for your policy.

SURRENDER CHARGE PREMIUM

     When your policy is issued, we determine the initial Surrender Charge Premium for your policy. Your Surrender Charge Premium is based on the specific age, sex, and underwriting class of the insured and the base policy face amount. We use the Surrender Charge Premium for the purpose of calculating the sales expense charge and the surrender charge. An increase in your Surrender Charge Premium will generally increase these charges. You can find your initial Surrender Charge Premium on the Policy Data Page. If you increase or decrease the face amount of your base policy, we will make a corresponding increase or decrease to your Surrender Charge Premium.

CURRENT SALES EXPENSE CHARGE

     We currently deduct a sales expense charge of 2.75% of any premiums paid up to the Surrender Charge Premium. Once premiums equal to the Surrender Charge Premium for the Policy Year have been paid, we currently deduct a sales expense charge of 1.25% from any additional premiums paid in that Policy Year.

GUARANTEED SALES EXPENSE CHARGE

     We may change the sales expense charge at any time. We guarantee that any sales expense charge we deduct will never exceed 4.75% of any premiums paid.

STATE TAX CHARGE

     Some jurisdictions impose a tax on the premiums insurance companies receive from their policyholders. We deduct 2% of each premium payment you make to cover these state taxes. We may increase the amount we deduct as a state tax charge to reflect changes in the law. Our right to increase this charge is limited in some jurisdictions by law.

FEDERAL TAX CHARGE

     The federal government imposes limitations on our ability to deduct certain expenses associated with Non-Qualified Policies. For Non-Qualified Policies, we deduct 1.25% of each premium payment you make to cover the federal tax that results. We do not deduct this charge from Qualified Policies. We may increase the amount we deduct as a federal tax charge to reflect changes in the law.

DEDUCTIONS FROM CASH VALUE

     Each month, we will deduct a monthly contract charge, a cost of insurance charge, a Separate Account administrative charge, and a rider charge for the cost of any additional riders.

     We will deduct these charges from the cash value of your policy on the Monthly Deduction Day. The first Monthly Deduction Day will be the monthly anniversary of your Policy Date on or following the Issue Date. However, if we have not received your initial premium payment as of the Issue Date, the first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the date we receive the initial premium payment. If the Policy Date is prior to the Issue Date, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first Monthly Deduction Day.

EXPENSE ALLOCATION

     You may instruct us on how to deduct these cash value charges from the MainStay VP Cash Management Investment Division and/or the Fixed Account. If the values in the MainStay VP Cash Management Investment Division and/or the Fixed Account you have chosen are insufficient to pay these charges, we will deduct as much of the charges as possible from these investment options. We will deduct the remainder from the amounts in all of the Investment Divisions and the amount not held as collateral for a loan in the Fixed Account in proportion to the amounts in these investment options. If you do not provide us with any instructions on how you would like your expenses allocated, we will deduct these charges from the amount in the Investment Divisions and the amount not held as collateral for a loan in the Fixed Account in proportion to these amounts.

MONTHLY CONTRACT CHARGE

     On each Monthly Deduction Day, we will deduct a monthly contract charge to cover our costs for providing certain administrative services including premium collection, record keeping, processing claims and communicating to our policyowners.

CURRENT MONTHLY CONTRACT CHARGE

     Currently, we deduct a monthly contract charge of $29 per month from policies in their first Policy Year and we currently expect to deduct $9 per month from policies in later Policy Years.

GUARANTEED MONTHLY CONTRACT CHARGE

     While we may change the monthly contract charge we deduct from your policy at any time, we guarantee that we will never charge you a monthly contract charge that is more than $31 per month during the first Policy Year and $11 per month in later Policy Years.

CHARGE FOR COST OF INSURANCE PROTECTION

     On each Monthly Deduction Day, we will deduct a charge for cost of insurance protection from the cash value of your policy. This charge covers the cost of providing Life Insurance Benefits to you.

     The cost of insurance charge is calculated by adding any applicable flat extra charge (which apply to certain Primary Insureds who are substandard risks based on our underwriting) to the monthly cost of insurance rate which applies to the insured at that time and multiplying the result by the net amount at risk on the Monthly Deduction Day. The net amount at risk is based on the difference between the current Life Insurance Benefit of your policy and the policy's cash value.

     Your cost of insurance charge will vary from month to month depending upon changes in the net amount at risk.

     We base the monthly cost of insurance rate we apply to your policy on our current monthly cost of insurance rates. We may change these rates from time to time. However, the current rates will never be more than the guaranteed maximum rates shown on the Policy Data Page. If the insured is age 17 or under when the policy is issued, we base the guaranteed rates on the 1980 Commissioner's Standard Ordinary Mortality Table. If the insured is age 18 or higher when the policy is issued and is in a standard or better underwriting class, we base the guaranteed rates on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables appropriate to the insured's underwriting class. We base the guaranteed rates for policies that insure Primary Insureds in substandard underwriting classes on higher rates than for standard or better underwriting classes. We base the current monthly cost of insurance rates on such factors as the sex, underwriting class and issue age of the insured and the Policy Year. The current monthly cost of insurance rates also depend on the face amount of the policy and the amount of any term insurance in effect on the insured under the Term Insurance on Other Covered Insurance or Supplementary Term Riders. Changes to the current monthly cost of insurance rates will be based on changes in future expectations of such factors as mortality, investment income, expenses and persistency.

SEPARATE ACCOUNT ADMINISTRATIVE CHARGE

     We deduct, on a monthly basis, an administrative charge to cover the cost of providing administrative policy services.

CURRENT SEPARATE ACCOUNT ADMINISTRATIVE CHARGE

     On each Monthly Deduction Day, we deduct a Separate Account administrative charge based on the cash value allocated to the Separate Account. The current charges are:

                                                      THEN THE SEPARATE ACCOUNT
               IF YOUR CASH VALUE IN                    ADMINISTRATIVE CHARGE
              THE SEPARATE ACCOUNT IS:                (ON AN ANNUAL BASIS) IS:
Less than $10,000                                               0.20%
Equal or greater than $10,000 but less than $20,000             0.15%
Equal or greater than $20,000 but less than $30,000             0.10%
Equal or greater than $30,000 but less than $50,000             0.05%
Equal or greater than $50,000                                      0%

GUARANTEED SEPARATE ACCOUNT ADMINISTRATIVE CHARGE

     We guarantee that this charge will never be more than, on an annual basis, .20% of the cash value in the Separate Account.

RIDER CHARGES

     On each Monthly Deduction Day, we will deduct charges for any optional rider benefits you have chosen from the cash value of your policy. We do not deduct a charge for the Living Benefits Rider, the Insurance Exchange Rider or the Spouse's Paid-Up Insurance Option.

ACCIDENTAL DEATH BENEFIT RIDER CHARGE

     If you choose this rider, we will deduct a charge equal to the amount of the accidental death benefit multiplied by the cost of insurance rate for this rider.

MONTHLY DEDUCTION WAIVER RIDER CHARGE

     If you choose this rider, we will deduct a charge equal to a percentage of the total monthly deduction charges made on the Monthly Deduction Day.

SUPPLEMENTARY TERM RIDER CHARGE

     If you choose this rider, we will deduct a charge equal to the cost of insurance rate for your policy multiplied by the term insurance death benefit for this rider.

GUARANTEED MINIMUM DEATH BENEFIT RIDER CHARGE

     If you choose this rider, we will deduct a charge equal to $0.01 per $1000 multiplied by the sum of your policy's face amount and the face or benefit amount of any riders. The face or benefit amount of a rider is the amount that is multiplied by the cost of insurance rate for that rider.

TERM INSURANCE ON OTHER COVERED INSURED RIDER CHARGE

     If you choose this rider, we will deduct a charge equal to the amount of term insurance multiplied by the cost of insurance rate for this rider. We will deduct a charge for each person covered under this rider. The current cost of insurance rates for each person covered under this rider will be based on that person's age, sex and underwriting class, the amount of time since the rider was issued on that person and the amount of term insurance on that person. If this rider is issued on the Primary Insured, the current cost of insurance rates will also depend on the face amount of the base policy.

CHILDREN'S INSURANCE RIDER CHARGE

     If you choose this rider, we will deduct a charge equal to $0.45 for each unit of coverage.

GUARANTEED INSURABILITY RIDER CHARGE

     If you choose this rider, we will deduct a charge equal to the option amount you selected multiplied by the cost of insurance rate for this rider.

SEPARATE ACCOUNT CHARGES

     In addition to the deductions from premiums and the deductions from cash value, we will also deduct a mortality and expense risk charge from the Separate Account's Investment Divisions. We make this deduction on a daily basis.

MORTALITY AND EXPENSE RISK CHARGE

     We deduct on a daily basis a mortality and expense risk charge from each Investment Division to cover our mortality and expense risk. We assume a mortality risk that the group of lives we have insured under our policies will not live as long as we expected. In addition, we assume an expense risk that the cost of issuing and administering the policies we have sold will be greater than we estimated. We may use any profit derived from this charge for any lawful purpose, including any distribution expenses not covered by the sales expense charge.

CURRENT MORTALITY AND EXPENSE RISK CHARGE

     We currently deduct on a daily basis, a mortality and expense risk charge that is equal to an annual rate of .50% of the average daily net asset value of each Investment Division.

GUARANTEED MORTALITY AND EXPENSE RISK CHARGE

     While we may change the mortality and expense risk charge we deduct, we guarantee that this charge will never be more than an annual rate of .80% of the average daily net asset value of each Investment Division.

OTHER CHARGES FOR FEDERAL INCOME TAXES

     We do not currently deduct any charges from the Investment Divisions for federal income taxes attributable to them. We may choose to deduct such a charge in the future in order to provide for any future income tax liability of the Investment Divisions.

FUND CHARGES

     Each Investment Division of the Separate Account purchases shares of the corresponding Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the policy, and they may vary from year to year. These fees and expenses are described in the Funds' prospectuses. The following chart reflects 1998 fees and charges that are provided by the Funds or their agents, which are based on 1998 expenses and may reflect estimated changes:

                                                                                      MAINSTAY VP
                        MAINSTAY VP    MAINSTAY VP                                     HIGH YIELD       MAINSTAY VP    MAINSTAY VP
                          CAPITAL         CASH        MAINSTAY VP     MAINSTAY VP      CORPORATE       INTERNATIONAL      TOTAL
                        APPRECIATION   MANAGEMENT     CONVERTIBLE     GOVERNMENT          BOND            EQUITY         RETURN
                        ------------   -----------    -----------     -----------     -----------      -------------   -----------
FUND ANNUAL EXPENSES
  AFTER REIMBURSEMENT
  (as a % of average
    net assets)
  Advisory Fees.......     0.36%          0.25%          0.36%           0.30%           0.30%             0.60%          0.32%
  Administration
    Fees..............     0.20%          0.20%          0.20%           0.20%           0.20%             0.20%          0.20%
  Other Expenses......     0.08%          0.09%          0.16%           0.13%           0.08%             0.17%          0.08%
  Total Fund Annual
    Expenses..........     0.64%          0.54%          0.72%(a)        0.63%           0.58%             0.97%(a)       0.60%


                                                        MAINSTAY VP     MAINSTAY VP
                        MAINSTAY VP    MAINSTAY VP         GROWTH         INDEXED
                           VALUE           BOND            EQUITY         EQUITY
                        -----------    -----------      -----------     -----------
FUND ANNUAL EXPENSES
  AFTER REIMBURSEMENT
  (as a % of average
    net assets)
  Advisory Fees.......     0.36%          0.25%            0.25%           0.10%
  Administration
    Fees..............     0.20%          0.20%            0.20%           0.20%
  Other Expenses......     0.09%          0.07%            0.06%           0.08%
  Total Fund Annual
    Expenses..........     0.65%          0.52%            0.51%           0.38%

                        MAINSTAY VP    MAINSTAY VP
                          AMERICAN       DREYFUS      MAINSTAY VP         ALGER
                          CENTURY         LARGE       EAGLE ASSET        AMERICAN          CALVERT        FIDELITY VIP
                          INCOME &       COMPANY       MANAGEMENT         SMALL             SOCIAL             II
                           GROWTH         VALUE      GROWTH EQUITY    CAPITALIZATION       BALANCED        CONTRAFUND
                        -----------    -----------   -------------    --------------       --------       ------------
FUND ANNUAL EXPENSES
  AFTER REIMBURSEMENT
  (as a % of average
    net assets)
  Advisory Fees.......     0.50%          0.60%          0.50%             0.85%            0.70%(c)          0.59%
  Administration
    Fees..............     0.20%          0.20%          0.20%             0.00%            0.00%             0.00%
  Other Expenses......     0.15%(b)       0.15%(b)       0.15%(b)          0.04%            0.18%(c)          0.11%
  Total Fund Annual
    Expenses..........     0.85%          0.95%          0.85%             0.89%            0.88%(c)          0.70%(d)


                                                      JANUS ASPEN
                        FIDELITY VIP   JANUS ASPEN       SERIES       MORGAN STANLEY     T. ROWE
                          EQUITY-        SERIES        WORLDWIDE         EMERGING      PRICE EQUITY
                           INCOME       BALANCED         GROWTH       MARKETS EQUITY      INCOME
                        ------------   -----------    -----------     --------------   ------------
FUND ANNUAL EXPENSES
  AFTER REIMBURSEMENT
  (as a % of average
    net assets)
  Advisory Fees.......     0.49%          0.72%          0.65%            0.00%           0.85%
  Administration
    Fees..............     0.00%          0.00%          0.00%            0.00%              --
  Other Expenses......     0.09%          0.02%          0.07%            1.95%              --
  Total Fund Annual
    Expenses..........     0.58%(d)       0.74%          0.72%(e)         1.95%(f)        0.85%

------------
(a) "Other Expenses" and "Total Fund Annual Expenses" for the MainStay VP Convertible and MainStay VP International Equity Portfolios reflect an expense reimbursement agreement that ended December 31, 1998 limiting "Other Expenses" to 0.17% annually. In the absence of the expense reimbursement arrangement, the "Total Fund Annual Expenses" would have been 1.17% for the MainStay VP International Equity Portfolio.

(b) These numbers reflect an expense reimbursement agreement effective through December 31, 1999 limiting "Other Expenses" to 0.15% annually.
(c) These fees are based on expenses for the fiscal year 1998, and have been restated to reflect the complete assessment of transfer agency expenses of 0.01% expected to be incurred in 1999. "Other Expenses" reflect an indirect fee. "Total Fund Annual Expenses" after reductions for fees paid indirectly, which are restated, would have been 0.86%.
(d) A portion of the brokerage commissions that these Portfolios pay was used to reduce the Portfolios' expenses. In addition, these Portfolios have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the "Total Fund Annual Expenses" would have been 0.66% for the Fidelity VIP II Contrafund Portfolio and 0.57% for the Fidelity VIP Equity-Income Portfolio.
(e) The "Total Fund Annual Expenses" include a fee reduction to reduce the "Advisory Fees" to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the "Advisory Fees" and then against "Other Expenses." Janus Capital Corporation has agreed to continue the other waivers and fee reductions until at least the next annual renewal of the advisory agreement. Absent such waivers or reductions, the "Total Fund Annual Expenses" would have been 0.74%.
(f) Morgan Stanley Dean Witter Investment Management Inc. has voluntarily waived receipt of its "Advisory Fees" and agreed to reimburse the Portfolio, if necessary, to the extent that the "Total Fund Annual Expenses" of the Portfolio exceed 1.75% of average daily net assets. However, Morgan Stanley Dean Witter has reflected under "Other Expenses" the Portfolio's interest and foreign tax expenses incurred in 1998 which were equal to 0.20% of the Portfolio's average daily net assets. The fee waivers and reimbursements described above may be terminated by Morgan Stanley Dean Witter at any time without notice. Absent such reductions, it is estimated that "Advisory Fees", "Administration Fees" and "Total Fund Annual Expenses" would be 1.25%, 0.25% and 3.45%, respectively.

SURRENDER CHARGES

CHARGES IN POLICY YEARS 1-15

     During the first fifteen Policy Years, we will deduct a surrender charge from the cash value of your policy if you:

        - surrender your policy; or

        - decrease the face amount of your policy (including a decrease in the face amount that results from changing the Life Insurance Benefit Option or from a partial withdrawal).

     This surrender charge is in addition to the sales expense charge. The surrender charge we deduct if you surrender your entire policy (assuming you have not made any changes to your policy) is the lesser of:

        - 50% of the total premiums you have paid under the policy; or

        - a percentage of the Surrender Charge Premium (as shown in the table below for the applicable Policy Year). The Surrender Charge Premium is shown on your Policy Data Page. The surrender charge we deduct if you decrease the face amount of your policy is described below.

                       PERCENTAGE
  POLICY YEAR           APPLIED
  -----------       ----------------
      1-3                 100%
        4                  93%
        5                  86%
        6                  79%
        7                  72%
        8                  65%
        9                  58%
       10                  51%
       11                  44%
       12                  37%
       13                  30%
       14                  23%
       15                  15%
       16+                  0%

Example: Assume that a policyowner (a) has a policy with a Surrender Charge
         Premium of $1,495.00, (b) has paid $3,500.00 of premiums under the policy, (c) has not increased the face amount of the policy, and (d) surrenders the policy in the third Policy Year. The surrender charge for the policy would be the lesser of (i) 100% of the Surrender Charge Premium ($1,495.00) or (ii) 50% of the total premiums paid ($1,750.00). In this case, the surrender charge would be $1,495.00.

ADDITIONAL CONTRACT CHARGE ON A SURRENDER OR LAPSE IN THE FIRST POLICY YEAR

     If you surrender your policy during the first Policy Year, we will deduct an additional contract charge when you surrender your policy. This charge will also apply if the policy lapses during the first Policy Year and is subsequently reinstated. This additional charge equals the difference between a and b multiplied by c [i.e., (a - b) X c], where:
     a = the monthly contract charge for the first Policy Year;
     b = the monthly contract charge for subsequent Policy Years; and c = the number of Monthly Deduction Days between the day you surrender your policy (or the date your policy lapsed) and the first anniversary of your Policy Date (or the date of reinstatement).

SURRENDER CHARGES AFTER FACE AMOUNT INCREASES

     If you increase your policy's face amount (other than an increase that results from a change in your Life Insurance Benefit Option), we will apply a new surrender charge schedule to the amount of the increase in the face amount. This schedule will start on the day we process your request. The original surrender charge schedule will continue to apply to the original face amount of your policy.

     If you have made multiple increases to the face amount of your policy, and later decide to decrease the face amount of your policy or surrender it, we will calculate the surrender charge in the following order:

     1) based on the surrender charge associated with the last increase in face amount;

     2) based on each prior increase, in the reverse order in which the increases occurred; and

     3) based on the initial face amount.

SURRENDER CHARGES ON FACE AMOUNT DECREASES

     If you decrease the face amount of your policy, we will deduct a surrender charge, if applicable. This charge will equal the difference between the surrender charge that we would have charged if you had surrendered your entire policy before the decrease and the surrender charge that we would charge if you surrendered your entire policy after the decrease.

                                              EXAMPLE:
                            --------------------------------------------
                            Face Amount prior to Decrease:     $500,000
                            Amount of Decrease:                $100,000
                            ------------------------           --------
                            Face Amount after Decrease:        $400,000
                            Surrender Charge on Face Amount
                              prior to Decrease ($500,000)     $  1,280
                            Less Surrender Charge on Face
                              Amount after Decrease
                              ($400,000)                       $  1,030
                            ---------------------------------  --------
                            Surrender Charge Deducted          $    250

     We will not impose a surrender charge on a decrease or termination of any rider.

EXCEPTIONS TO SURRENDER CHARGE

     We will not deduct a surrender charge if:

     -- we cancel the policy;

     -- we pay proceeds upon the death of the insured; or

     -- we pay a required Internal Revenue Service minimum distribution.

                                POLICY PROCEEDS

BENEFICIARY

     The beneficiary is the person(s) or entity(ies) you have specified on our records to receive insurance proceeds from your policy.

     -- You name the beneficiary when you apply for the policy.

     -- The beneficiary receives insurance proceeds after the insured dies.

     -- You may elect to have different classes of beneficiaries, such as primary and secondary, where these classes determine the order of payment. You may have more than one beneficiary in a class.

     -- You may change the beneficiary while the insured is living, by writing to the Variable Products Service Center at the address listed on the front cover of this prospectus (or any other address we indicate to you in writing). Generally, the change will take effect on the date you sign the request.

     -- If no beneficiary is living when the insured dies, we will pay the Policy Proceeds to you or if you are deceased, to your estate, unless you tell us to do otherwise.

WHEN WE PAY PROCEEDS

     If your policy is still in effect, we will pay any cash surrender value, partial withdrawals, loan proceeds, or the Policy Proceeds generally within seven days after we receive all of the necessary requirements at the Variable Products Service Center at the address listed on the front cover of this prospectus (or any other address we indicate to you in writing).

Situations where payment of proceeds may be delayed:

     -- We may delay payment of any loan proceeds attributable to the Separate
        Account, any partial withdrawal from the Separate Account, the cash surrender value or the Policy Proceeds during any period that:

        a) we are unable to determine the amount to be paid because the New York Stock Exchange is closed (other than customary weekend and holiday closings), trading is restricted by the Securities and Exchange Commission ("SEC"), or the SEC declares that an emergency exists; or

        b) the SEC, by order, permits us to delay payment in order to protect our policyowners.

     -- We may delay payment of any portion of any loan or surrender request, including requests for partial withdrawals, from the Fixed Account for up to six months from the date we receive your request.

     -- We may delay payment of the entire Policy Proceeds if we contest the payment. We investigate all death claims that occur within the two year contestable period. Upon receiving the information from a completed investigation we will make a determination, generally within five days, as to whether the claim should be authorized for payment. Payments are made promptly after authorization.

     We add interest at an annual rate of 3% (or at a higher rate if required by law) if we delay payment of a partial withdrawal or cash surrender value for 30 days or more.

     We add interest to Policy Proceeds from the date of death to the date of payment at the same rate as we pay under the Interest Payment Option (or at a higher rate if required by law).

PAYMENT OPTIONS

     We will pay your Policy Proceeds in one sum unless you choose otherwise. There are three payment options you may choose from: an Interest Accumulation Option, an Interest Payment Option, and a Life Income Option. If any payment under these options is less than $100, we may pay any unpaid amount or present value in one sum.

     Any Policy Proceeds paid in one sum will be paid in cash and bear interest compounded each year from the date of the insured's death to the date of payment. We set the interest rate each year. This rate will be at least 3% per year (or a higher rate if required by law).

     -- Interest Accumulation Option (Option 1A)
       Under this option, the portion of the Policy Proceeds you choose to keep with us will bear interest each year. You may make withdrawals from this amount at any time in sums of $100 or more. We will pay interest on the sum withdrawn up to the date of the withdrawal.

     -- Interest Payment Option (Option 1B)
       Under this option, we will pay interest on all or part of the Policy
        Proceeds you choose to keep with us. You elect the frequency of the interest payments we make: once each month, every three months, every six months or each year.

     -- Life Income Option (Option 2)
       Under this option, we make equal monthly payments during the lifetime of the payee or payees. We determine the amount of the monthly payment by applying the Policy Proceeds to the purchase of a corresponding single premium life annuity policy, which is issued when the first payment is due.

       Payments remain the same and are guaranteed for ten years, even if the specified payee dies sooner.

       Payments are based on an adjusted annuity premium rate in effect at the time the annuity policy is issued. This rate will not be less than the corresponding minimum amount shown in the Option 2 table found in your policy. These minimum amounts are based on the 1983 Table "a" with Projection Scale G and with interest compounded each year at 3%.

       If you ask us, we will send you a statement of the minimum amount due with respect to each monthly payment in writing. The minimum is based on the sex and adjusted age of the payee(s). To find the adjusted age in the year the first payment is due, we increase or decrease the payee's age at that time, as follows:

1999-2005      2006-2015      2016-2025      2026-2035      2036 AND LATER
---------      ---------      ---------      ---------      --------------
   +1              0             -1             -2                -3

Electing or changing a payment option:

     While the insured is living, you can elect or change your payment option. You can also elect or change one or more of the beneficiaries who will be the payee(s) under that option.

     After the insured dies, any person who is entitled to receive Policy Proceeds in one sum (other than an assignee) can elect a payment option and name payees. The person who elects a payment option can also name one or more successor payees to receive any amount remaining at the death of the payees. Naming these payees cancels any prior choice of successor payees. A payee who did not elect the payment option has the right to advance or assign payments, take the payments in one sum, change the payment option, or make any other change, only if the person who elects the payment option notifies us in writing and we agree.

PAYEES

     You can only name individuals who are able to receive payments on their own behalf as payees or successor payees, unless we agree otherwise. We may require proof of the age of the payee or proof that the payee is living. If we still have an unpaid amount, or there are some payments which still need to be made when the last surviving payee dies, we will pay the unpaid amount with interest to the date of payment, or pay the present value of the remaining payments, to that payee's estate. We will make this payment in one sum. The present value of the remaining payments is based on the interest rate used to compute them, and is always less than their sum.
                          ADDITIONAL POLICY PROVISIONS

LIMITS ON OUR RIGHTS TO CHALLENGE YOUR POLICY

     Generally, we must bring any legal action contesting the validity of your policy within two years of the Issue Date, including any action taken to contest a face increase as a result of a change in the Life Insurance Benefit Option. For any increase(s) in face amount other than one due to a change in the Life Insurance Benefit Option, this two year period begins on the effective date of the increase.

SUICIDE

     If the death of the insured is a result of suicide within two years of the Issue Date , we will pay a limited life insurance benefit in one sum to the beneficiary. The limited life insurance benefit is the total amount of premiums, less any outstanding loans (including accrued loan interest) and/or amounts withdrawn. If a suicide occurs within two years of the effective date of a face amount increase, we will also pay the limited life insurance benefit, or, if the limited life insurance benefit is not payable, the monthly deductions from cash value made for that increase.

MISSTATEMENT OF AGE OR SEX

     If the policy application misstates the insured's age or sex, we will adjust the cash value, the cash surrender value, and the Life Insurance Benefit to reflect the correct age and sex. We will adjust the Policy Proceeds provided by your policy based on the most recent mortality charge for the correct date of birth or correct sex.

ASSIGNMENT

     You may assign a Non-Qualified Policy as collateral for a loan or other obligation. In order for this assignment to be binding on us, we must receive a signed copy of it at Variable Products Service Center at the addresses listed on the front cover of this prospectus (or any other location we indicate to you in writing). We are not responsible for the validity of any assignment. If your policy is a modified endowment contract, assigning your policy may result in taxable income to you. For more information, please read FEDERAL INCOME TAX CONSIDERATIONS on page 60. You may not assign Qualified Policies.
                                   FREE LOOK

     You have a right to cancel your policy, within certain limits. Under the free look provision of your policy, you generally have twenty days after you receive your policy to return the policy to us and receive a refund. You may cancel increases in the face amount of your policy under the same time limits.

     If you cancel your policy, we will pay you the greater of your policy's cash value on the date you return the policy or the total premium payments you have made, less any loans and any partial withdrawals you have taken. We will allocate premium payments you make during the free look period to our General Account until the end of the free look period, as stated in your policy.

     If you cancel an increase in face amount of your policy, we will refund the premium payments you have paid in excess of the planned premiums which are allocated to the increase in accordance with the surrender charge provision, less any part of the excess premium payments which we have already paid you.

     You may return the policy to the Variable Products Service Center at the address listed on the front cover of this prospectus (or any other address we indicate to you in writing)or you may return it to any of our agency offices or to the registered representative who sold you the policy.
                               EXCHANGE PRIVILEGE

     Within the first twenty four months after the Issue Date of your policy, if you decide you do not want to own a variable policy, you may either (1) transfer all of the amounts you have invested in the Investment Divisions to the Fixed Account of your policy or
(2) exchange your policy for a new fixed premium permanent plan of life insurance that we (or one of our affiliates) offer for this purpose. The new policy will have the same policy date, issue age, risk classification and initial face amount as your original policy, but will not offer variable investment options such as the Investment Divisions.

     In order to exchange your policy:

     -- your policy must be in effect on the date of the exchange;

     -- you must repay any unpaid loan (including any accrued loan interest);
        and

     -- you must submit a proper written request.

     We will process your request for an exchange on the later of: (a) the date you send in your written request along with your policy or (b) the date we receive the necessary payment for your exchange at the Variable Products Service Center at the address listed on the front cover of this prospectus (or any other address we indicate to you in writing). The exchange will be effective on the later of these two dates. We will require you to make any adjustment to the premiums and cash values of your policy and the new policy, if necessary.

     When you exchange your policy, all riders and benefits on that policy will end, unless required by law. The new policy will have the same Issue Date, issue age, and risk classification as your original policy.

     During the first two years after any increase in the face amount of your policy you have the right to transfer amounts attributable to this increase from the Investment Divisions to the Fixed Account. The maximum amount you may request as a transfer from the Separate Account to the Fixed Account during this two year period is the lesser of the premium payments you made after you increased your policy's face amount which are attributable to the increase in face amount and the amount in the Separate Account.
              ADDITIONAL PROVISIONS REGARDING THE SEPARATE ACCOUNT

YOUR VOTING RIGHTS

     We will vote the shares that the Investment Divisions of the Separate Account hold in the Funds at any regular and special shareholder meetings of the Funds. We will vote these shares according to the instructions we receive from our policyholders who have invested their premiums in Investment Divisions that invest in the Fund. However, if the law changes to allow us to vote the shares in our own right, we may decide to do so.

     While your policy is in effect, you can provide voting instructions to us for each Investment Division in which you have amounts invested. The number of votes you are entitled to will be determined by dividing the amount you have invested in an Investment Division by the net asset value per unit for the Eligible Portfolio underlying that Investment Division.

     We will determine the number of votes you are entitled to on the date established by the underlying Fund for determining shareholders that are eligible to vote at the meeting of the relevant Fund. We will send you written voting instructions prior to the meeting according to the procedures established by the Fund. We will send proxy material, reports and other materials relating to the Fund to each person having a voting interest.

     We will vote the Fund shares for which we do not receive timely instructions in the same proportion as the shares for which we receive voting instructions in a timely manner. We will use voting instructions to abstain from voting on an item to reduce the number of votes eligible to be cast.

OUR RIGHTS

     We may take certain actions relating to our operations and the operations of the Separate Account. We will take these actions in accordance with applicable laws (including obtaining any required approval of the SEC and any other required regulatory approvals). If necessary, we will seek approval by our policyowners.

     Specifically, we reserve the right to:

     -- add or remove any Investment Division;

     -- create new separate accounts;

     -- combine the Separate Account with one or more other separate accounts;

     -- operate the Separate Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law;

     -- deregister the Separate Account under the Investment Company Act of
        1940;

     -- manage the Separate Account under the direction of a committee or discharge such committee at any time;

     -- transfer the assets of the Separate Account to one or more other separate accounts; and

     -- restrict or eliminate any of the voting rights of policyowners or other persons who have voting rights as to the Separate Account.

     We may also change the name of the Separate Account.
                       FEDERAL INCOME TAX CONSIDERATIONS

OUR INTENT

     Our intent in the discussion in this section is to provide general information about federal income tax considerations related to the policies. This is not an exhaustive discussion of all tax questions that might arise under the policies. This discussion is not intended to be tax advice for you. Tax results may vary according to your particular circumstances, and you may need tax advice in connection with the purchase or use of your policy.

     The discussion in this section is based on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). We have not included any information about applicable state or other tax laws. Further, you should note that tax law changes from time to time. We do not know whether the treatment of life insurance policies under federal income tax or estate or gift tax laws will continue. Future legislation, regulations or interpretations could adversely affect the tax treatment of life insurance policies. Lastly, there are many areas of the tax law where minimal guidance exists in the form of Treasury Regulations or Revenue Rulings. You should consult a tax advisor for information on the tax treatment of the policies, for the tax treatment under the laws of your state, or for information on the impact of proposed or future changes in tax legislation, regulations or interpretations.

     The ultimate effect of federal income taxes on values under the policy and on the economic benefit to you or the beneficiary depends upon NYLIAC's tax status, upon the terms of the policy and upon your circumstances.

TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT

     NYLIAC is taxed as a life insurance company under Subchapter L of the Internal Revenue Code. The Separate Account is not a separate taxable entity from NYLIAC and we take its operations into account in determining NYLIAC's income tax liability. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining policy cash values and are automatically applied to increase the book reserves associated with the policies. Under existing Federal income tax law, neither the investment income nor any net capital gains of the Separate Account, are taxed to NYLIAC to the extent those items are applied to increase reserves associated with the policies.

CHARGES FOR TAXES

     We impose a federal tax charge on Non-Qualified Policies equal to 1.25% of premiums received under the policy to compensate us for taxes we have to pay under Section 848 of the Internal Revenue Code in connection with our receipt of premiums under Non-Qualified Policies. No other charge is currently made to the Separate Account for our federal income taxes that may be attributable to the Separate Account. In the future, we may impose a charge for our Federal income taxes that are attributable to the Separate Account. In addition, depending on the method of calculating interest on amounts allocated to the Fixed Account, we may impose a charge for the policy's share of NYLIAC's federal income taxes attributable to the Fixed Account.

     Under current laws, we may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we reserve the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account or the policies.

DIVERSIFICATION STANDARDS AND CONTROL ISSUES

     In addition to other requirements imposed by the Internal Revenue Code, a policy will qualify as life insurance under the Internal Revenue Code only if the diversification requirements of Internal Revenue Code Section 817(h) are satisfied by the Separate Account. We intend for the Separate Account to comply with Internal Revenue Code Section 817(h) and related regulations. To satisfy these diversification standards, the regulations generally require that on the last day of each calendar quarter, no more than 55% of the value of a Separate Account's assets can be represented by any one investment, no more than 70% can be represented by any two investments, no more than 80% can be represented by any three investments, and no more than 90% can be represented by any four investments. For purposes of these rules, all securities of the same issuer generally are treated as a single investment, but each U.S. Government agency or instrumentality is treated as a separate issuer. Under a "look through" rule, we are able to meet the diversification requirements by looking through the Separate Account to the underlying Eligible Portfolio. Each of the Funds have committed to us that the Eligible Portfolios will meet the diversification requirements.

     The Internal Revenue Service has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if he or she possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policyowner's gross income. In connection with its issuance of temporary regulations under Internal Revenue Code Section 817(h) in 1986, the Treasury Department announced that such temporary regulations did not provide guidance concerning the extent to which policyowners could be permitted to direct their investments to particular investment divisions of a separate account and that guidance on this issue would be forthcoming. Regulations addressing this issue have not yet been issued or proposed. The ownership rights under your policy are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that policyowners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and policy cash values. These differences could result in your being treated as the owner of your policy's pro rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or ruling which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the policy, as deemed appropriate by us, to attempt to prevent you from being considered the owner of your policy's pro rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Eligible Portfolios will continue to be available, will be able to operate as currently described in the Fund prospectuses, or that a Fund will not have to change an Eligible Portfolio's investment objective or investment policies.

LIFE INSURANCE STATUS OF POLICY

     We believe that the policy meets the statutory definition of life insurance under Internal Revenue Code Section 7702 and that you and the beneficiary of your policy will receive the same federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, we believe that the Life Insurance Benefit under your policy will be excludable from the gross income of the beneficiary subject to the terms and conditions of Section 101(a)(1) of the Internal Revenue Code. Pursuant to
Section 101(g) of the Internal Revenue Code, amounts received by the policyowner may also be excludable from the policyowner's gross income when the insured has a terminal illness and benefits are paid under the Living Benefits Rider. (Life insurance benefits under a "modified endowment contract" as discussed below are treated in the same manner as life insurance benefits under life insurance policies that are not so classified.)

     In addition, unless the policy is a "modified endowment contract," in which case the receipt of any loan under the policy may result in recognition of income to the policyowner, we believe that the policyowner will not be deemed to be in constructive receipt of the cash values, including increments thereon, under the policy until proceeds of the policy are received upon a surrender of the policy or a partial withdrawal.

     We reserve the right to make changes to the policy if we think it is appropriate to attempt to assure qualification of the policy as a life insurance contract. If a policy were determined not to qualify as life insurance, the policy would not provide the tax advantages normally provided by life insurance.

MODIFIED ENDOWMENT CONTRACT STATUS

     Internal Revenue Code Section 7702A defines a class of life insurance policies referred to as modified endowment contracts. Under this provision, the policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance policies, as described below. Taxation of pre-death distributions from policies that are classified as modified endowment contracts and that are entered into on or after June 21, 1988 is somewhat different, as described below.

     A life insurance policy becomes a "modified endowment contract" if, at any time during the first seven years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, such that if paid for each of the first seven years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. For example, if the "seven-pay premiums" were $1,000, the maximum premiums that could be paid during the first seven years to avoid "modified endowment" treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a policy may or may not be a modified endowment contract, depending on the amount of premiums paid during each of the policy's first seven years. A policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the 7-pay test.

     Certain changes in the terms of a policy including a reduction in life insurance benefits will require a policy to be retested to determine whether the change has caused the policy to become a modified endowment contract. In addition, if a "material change" occurs at any time while the policy is in force, a new 7-pay test period will start and the policy will need to be retested to determine whether it continues to meet the 7-pay test. A "material change" generally includes increases in life insurance benefits, but does not include an increase in life insurance benefits which is attributable to the payment of premiums necessary to fund the lowest level of life insurance benefits payable during the first seven policy years, or which is attributable to the crediting of interest with respect to such premiums.

     Because the policy provides for flexible premiums, NYLIAC has instituted procedures to monitor whether, under our current interpretation of the law, increases in Life Insurance Benefits or additional premiums cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premiums will be considered in these determinations.

     If a policy fails the 7-pay test, all distributions (including loans) occurring in the policy year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision also applies to loans and distributions that are received in anticipation of failing the 7-pay test. Under the Internal Revenue Code, any distribution or loan made within two Policy Years prior to the date that a policy fails the 7-pay test is considered to have been made in anticipation of the failure.

POLICY SURRENDERS AND PARTIAL WITHDRAWALS

     Upon a full surrender of a policy for its cash surrender value, you will recognize ordinary income for federal tax purposes to the extent that the cash value less surrender charges and any uncollected additional contract charges, exceeds the investment in your policy (the total of all premiums paid but not previously recovered plus any other consideration paid for the policy). The tax consequences of a partial withdrawal from your policy will depend upon whether the partial withdrawal results in a reduction of future benefits under your policy and whether your policy is a modified endowment contract.

     If your policy is not a modified endowment contract, the general rule is that a partial withdrawal from a policy is taxable only to the extent that it exceeds the total investment in the policy. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first fifteen years after a policy is issued and there is a cash distribution associated with that reduction. In such a case, the Internal Revenue Code prescribes a formula under which you may be taxed on all or a part of the amount distributed. After fifteen years, cash distributions from a policy that is not a modified endowment contract will not be subject to federal income tax, except to the extent they exceed the total investment in the policy. We suggest that you consult with a tax advisor in advance of a proposed decrease in face amount or a partial withdrawal. In addition, any amounts distributed under a "modified endowment contract" (including proceeds of any loan) are taxable to the extent of any accumulated income in the policy. In general, the amount that may be subject to tax is the excess of the cash value (both loaned and unloaned) over the previously unrecovered premiums paid.

     For purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the Internal Revenue Code requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

     If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a policy surrender, a partial withdrawal or a loan), it may also be subject to a 10% penalty tax under Internal Revenue Code
Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individuals who own policies. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer's becoming disabled; or (iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer.

POLICY LOANS AND INTEREST DEDUCTIONS

     We believe that under current law any loan received under your policy will be treated as policy debt to you and that, unless your policy is a modified endowment contract, no part of any loan under your policy will constitute income to you. If your policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10% tax.

     Internal Revenue Code Section 264 provides that interest paid or accrued on a loan in connection with a Policy is generally nondeductible. Certain exceptions apply, however, with respect to policies covering key employees. In addition, in the case of policies not held by individuals, special rules may limit the deductibility of interest on loans that are not made in connection with a policy. We suggest consultation with a tax advisor for further guidance.

CORPORATE OWNERS

     If you are a corporation, ownership of a policy may affect your exposure to the corporate alternative minimum tax. If you intend to use the policies to fund deferred compensation arrangements, you should consider the tax consequences of these arrangements. You should consult your tax advisors on these matters.

EXCHANGES OR ASSIGNMENTS OF POLICIES

     If you change the policyowner or exchange or assign your policy, it may have significant tax consequences depending on the circumstances. For example, an assignment or exchange of the policy may result in taxable income to you. Further, Internal Revenue Code Section 101(a) provides, subject to certain exceptions, that where a policy has been transferred for value, only the portion of the life insurance benefit which is equal to the total consideration paid for the policy may be excluded from gross income. For complete information with respect to policy assignments and exchanges, a qualified tax advisor should be consulted.

REASONABLENESS REQUIREMENT FOR CHARGES

     Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a policy qualifies as life insurance for federal income tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department has issued proposed regulations and is expected to promulgate temporary or final regulations governing reasonableness standards for mortality charges.

LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED BENEFITS RIDER)

     A Living Benefits Rider is available in connection with the policy. Amounts received under this rider will generally be excludable from your gross income under Section 101(g) of the Internal Revenue Code. The exclusion from gross income will not apply, however, if you are not the insured or if you do not have an insurable interest in the life of the insured either because the insured is your director, officer or employee or because the insured has a financial interest in a business of yours.

     In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of "life insurance contract" under the Internal Revenue Code. We reserve the right (but we are not obligated) to modify the rider to conform with requirements the Internal Revenue Service may enact.

INSURANCE EXCHANGE RIDER

     The Internal Revenue Service has ruled that an exchange of policies pursuant to this type of rider does not qualify as a tax-deferred exchange under
Section 1035 of the Internal Revenue Code. Accordingly, the exercise of your rights under this rider will result in a taxable event. You will be required to include in gross income an amount equal to the gain in the policy. The exercise of your rights under this rider may also result in the new policy being classified as a modified endowment contract. For more information about modified endowment contracts, see page 63. You should discuss with your tax adviser the potential adverse tax consequences of exercising your rights under this rider.

OTHER TAX ISSUES

     Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each policyowner or beneficiary.

QUALIFIED PLANS

     The policies are intended to be used with plans qualified under Section 401(a) of the Internal Revenue Code. While these plans include profit sharing plans, 401(k) plans, money purchase pension plans and defined benefit plans, purchasers of these Policies should seek competent legal and tax advice regarding the suitability of these Policies for all types of plans qualified under Section 401(a). Generally, employer contributions to plans qualified under
Section 401(a) and earnings thereon are not taxed to participants until distributed in accordance with plan provisions.

WITHHOLDING

     Under Section 3405 of the Internal Revenue Code, withholding is generally required with respect to certain taxable distributions under insurance policies. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). With respect to non-periodic distributions, the withholding is at a flat rate of 10%. You can elect to have either non-periodic or periodic payments made without withholding except where your tax identification number has not been furnished to us, or where the Internal Revenue Service has notified us that a tax identification number is incorrect.

     Different withholding rules apply to payments made to U.S. citizens living outside the United States and to non-U.S. citizens living outside of the United States. U.S. citizens who live outside of the United States generally are not permitted to elect not to have federal income taxes withheld from payments. Payments to non-U.S. citizens who are not residents of the United States generally are subject to 30% withholding, unless an income tax treaty between their country of residence and the United States provides for a lower rate of withholding or an exemption from withholding.
                                  ABOUT NYLIAC

     NYLIAC is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident and health insurance and annuities in the District of Columbia and all states. In addition to the policies described in this prospectus, NYLIAC offers other life insurance policies and annuities. NYLIAC's financial statements are also included in this prospectus. NYLIAC's principal business address is 51 Madison Avenue, New York, New York 10010.

     NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"), a mutual life insurance company founded in New York in 1845. NYLIAC had total assets amounting to $25.117 billion at the end of 1998. New York Life has invested in NYLIAC, and will, occasionally make additional contributions to NYLIAC in order to maintain capital and surplus in accordance with state requirements.

YEAR 2000 READINESS

     We rely upon various computer systems to process all policy transactions and valuations. These systems are being adjusted to enable us to continue to administer the policies in Year 2000 and later. As is the case with most systems projects, risks and uncertainties exist, in part due to our reliance on systems that belong to service providers who are not affiliated with NYLIAC.

     We are devoting substantial resources to make all necessary systems modifications, and have received assurances from our service providers that they are taking all necessary steps to address Year 2000 modifications with respect to the computer systems that they use. Although we cannot give you guarantees, we expect that the necessary changes will be completed on time and in a way that will result in no disruption to our policy servicing operations.

DIRECTORS AND PRINCIPAL OFFICERS OF NYLIAC

DIRECTORS:                                  POSITIONS DURING LAST FIVE YEARS:
Seymour Sternberg.........................  Chairman of the Board, Chief Executive Officer and
                                            President of New York Life from April 1997 to date;
                                            President and Chief Operating Officer of New York
                                            Life from October 1995 to April 1997; Vice Chairman
                                            and President Elect from February 1995 to October
                                            1995; Executive Vice President prior thereto.
                                            President of NYLIAC from November 1995 to May 1997.
Richard M. Kernan, Jr.....................  Executive Vice President and Chief Investment Officer
                                            of New York Life from March 1991 to date.
Robert D. Rock............................  Senior Vice President in charge of the Individual
                                            Annuity Department of New York Life from March 1992
                                            to date; Vice President prior thereto. Senior Vice
                                            President of NYLIAC from April 1992 to date.
Frederick J. Sievert......................  Vice Chairman of New York Life from January 1997 to date; Executive Vice President from February 1995 to
                                            January 1997; Senior Vice President and Chief
                                            Financial Officer--Individual Operations prior
                                            thereto. President of NYLIAC from May 1997 to date;
                                            Executive Vice President from November 1995 to May
                                            1997; Senior Vice President prior thereto.

George J. Trapp...........................  Executive Vice President of New York Life from June
                                            1995 to date and Corporate Secretary of New York Life
                                            from November 1995 to date; Senior Vice President of
                                            New York Life from 1991 until June 1995. Member of
                                            the Executive Management Committee of New York Life
                                            since 1994.
Phillip J. Hildebrand.....................  Executive Vice President of New York Life from March
                                            1999 to date; Senior Vice President in charge of the
                                            Agency Department of New York Life from 1996 to March
                                            1999. Managing Partner of Dallas General Office of
                                            New York Life from 1994 to 1996.
Frank M. Boccio...........................  Senior Vice President in charge of Individual Policy
                                            Services Department of New York Life since July 1995;
                                            Vice President of New York Life from 1994 to July
                                            1995.
Michael G. Gallo..........................  Senior Vice President in charge of the Individual
                                            Life Department of New York Life from July 1995 to
                                            date; Senior Vice President--Northeastern Agencies
                                            from February 1994 to July 1995; Vice President prior
                                            thereto. Senior Vice President of NYLIAC from August
                                            1995 to date.
Solomon Goldfinger........................  Senior Vice President and Chief Financial Officer in
                                            charge of the Financial Management Department of New
                                            York Life from July 1995 to date; Senior Vice
                                            President in charge of the Individual Life Department
                                            prior thereto. Senior Vice President of NYLIAC from
                                            April 1992 to date.
Howard I. Atkins..........................  Executive Vice President and Chief Financial Officer
                                            of New York Life and NYLIAC from April 1996 to date;
                                            Chief Financial Officer of Midlantic Corporation
                                            prior thereto.
OFFICERS:
Jay S. Calhoun, III.......................  Senior Vice President and Treasurer of New York Life
                                            from March 1997 to date; Vice President and Treasurer
                                            from November 1992 to March 1997; Corporate Vice
                                            President prior thereto. Senior Vice President and
                                            Treasurer of NYLIAC from May 1997 to date; Vice
                                            President and Treasurer of NYLIAC from January 1993
                                            to May 1997.

Jean E. Hoysradt..........................  Senior Vice President in charge of the Investment
                                            Department of New York Life from March 1992 to date;
                                            Senior Vice President of NYLIAC from April 1992 to
                                            date.
Maryann L. Ingenito.......................  Vice President of New York Life from April 1990 to date. Vice President and Controller (Principal
                                            Accounting Officer) of NYLIAC from December 1994 to
                                            date; Vice President and Assistant Controller prior
                                            thereto.
Frank J. Ollari...........................  Senior Vice President in charge of the Mortgage
                                            Finance Department of New York Life from October 1989
                                            to date. Senior Vice President of NYLIAC from April
                                            1992 to date.
Joel M. Steinberg.........................  Vice President and Actuary of New York Life from
                                            March 1998 to date; Corporate Vice President and
                                            Actuary from March 1996 to March 1998; Actuary prior
                                            thereto. Vice President and Actuary of NYLIAC from
                                            March 1998 to date.
Stephen N. Steinig........................  Senior Vice President and Chief Actuary of New York
                                            Life from February 1994 to date; Chief Actuary and
                                            Controller prior thereto. Senior Vice President and
                                            Chief Actuary of NYLIAC from May 1991 to date.

                              RECORDS AND REPORTS

     New York Life or NYLIAC maintains all records and accounts relating to the Separate Account and the Fixed Account. Each year we will mail you a report showing the cash value, cash surrender value and outstanding loans (including accrued loan interest) as of the latest policy anniversary. This report contains any additional information required by any applicable law or regulation. We will also mail you a report each quarter showing this same information as of the end of the previous quarter.

     Reports and promotional literature may contain the ratings New York Life and NYLIAC have received from independent rating agencies. Both companies are among only a few companies that have consistently received among the highest possible ratings from the four major independent rating companies: A.M. Best and Moody's Investor's Services Inc. (for financial strength and stability) and Standard and Poor's and Duff & Phelps (for claims paying ability). However, neither New York Life nor NYLIAC guarantees the investment performance of the Investment Divisions.

                           SALES AND OTHER AGREEMENTS

     NYLIFE Distributors Inc. ("NYLIFE Distributors"), 51 Madison Avenue, New York, New York 10010, is the principal underwriter and the distributor of the policies and is an indirect wholly-owned subsidiary of New York Life. The commissions paid to registered representatives of broker-dealers who have entered into dealer agreements with NYLIFE Distributors differ, based on a choice of the following three compensation options:

     (1) Level commission payments during first five Policy Years, which will not exceed 20% of the premiums paid up to a policy's target premium, plus 3.5% of premiums paid in excess of such amount. In addition, asset based trail compensation will be paid beginning in the sixth Policy Year.

     (2) Commissions paid during the first Policy Year will not exceed 50% of the premiums paid up to a policy's target premium (not to exceed 20% in the second Policy Year and 10% in the third Policy Year), plus 3.5% of premiums paid in excess of such amount. In addition, asset based trail compensation will be paid beginning in the fourth Policy Year.

     (3) Commissions paid during the first Policy Year will not exceed 50% of the premiums paid up to a policy's target premium plus 3.5% of premiums paid in excess of such amount.

     Commissions in excess of the percentage payable on renewal premiums are available for premiums paid in connection with most increases in a policy's face amount. Registered representatives who meet certain productivity standards and/or participate in certain programs may receive additional compensation. From time to time, NYLIFE Distributors may enter into a special arrangement with a broker-dealer, which provides for the payment of higher commissions to such broker-dealer in connection with sales of the policies. Purchasers of the policies will be informed prior to purchase of any applicable special arrangement.
                               LEGAL PROCEEDINGS

     NYLIAC is a defendant in individual and/or alleged class action suits arising from its agency sales force, insurance (including variable contracts registered under the federal securities law), investment, retail securities and/or other operations, including actions involving retail sales practices. Most of these actions also seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved as a party in various governmental, administrative, and investigative proceedings and inquiries.

     Given the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted. NYLIAC nevertheless believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

                            INDEPENDENT ACCOUNTANTS

     We have included the financial statements of NYLIAC and the Separate Account in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.
                                    EXPERTS

     Eugenia Bomash, FSA, MAAA, Associate Actuary, has examined actuarial matters in this prospectus. We have filed an opinion on actuarial matters as an exhibit to the registration statements we filed with the SEC.
                              FINANCIAL STATEMENTS

     We have included in this prospectus the audited financial statements of NYLIAC (including the auditor's report) for the fiscal years ended December 31, 1998, 1997 and 1996, and of the Separate Account (including the auditor's report) for the years ended December 31, 1998 and 1997. You should consider the financial statements of NYLIAC as bearing only upon the ability of NYLIAC to meet its obligations under the policy.

                              FINANCIAL STATEMENTS
                           (to be filed by amendment)

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                                   APPENDIX A
                                 ILLUSTRATIONS

     The following tables demonstrate the way in which your policy works. The tables are based on the age, sex, underwriting class, initial Life Insurance Benefit and premium as follows:

     The tables are for a policy issued to a male with non-smoker underwriting
class and issue age 35 with a planned annual premium of $        , a target
premium of $        , an initial face amount of $250,000 and no riders. It
assumes that 100% of the net premium is allocated to purchase accumulation units.

     The tables show how the Life Insurance Benefit, cash value and cash surrender value would vary over an extended period of time assuming hypothetical gross rates of return equivalent to a constant annual rate of 0%, 6% or 12%. The tables will assist in the comparison of the Life Insurance Benefit, cash value and cash surrender value of the policy with other variable life insurance plans.

     The Life Insurance Benefit, cash value and cash surrender value for a policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below those averages for the period. They would also be different depending on the allocation of the cash value among the Investment Divisions of the Separate Account and the Fixed Account, if the actual gross rate of return for all Investment Divisions averaged 0%, 6% or 12%, but varied above or below that average for individual Investment Divisions. They would also differ if any policy loans or partial withdrawals were made or if premium payments were not paid on the policy anniversary during the period of time illustrated.

     The first table reflects all charges under the policy and assumes that the cost of insurance charges are based on our current cost of insurance rates and reflects the deduction of all charges from planned premium and the cash value at their current levels. It also reflects a daily mortality and expense risk charge assessed against the Separate Account equal to an annual rate of 0.50% (on a current basis) of the assets in the Separate Account and a monthly Separate Account administrative charge assessed against the Separate Account equal to an
annual rate of     % on the assets in each Investment Division.

     The second table reflects all charges under the policy and assumes that the cost of insurance charges are based on our guaranteed maximum cost of insurance rates and reflects the deduction of all charges from planned premium and the cash value at their guaranteed maximum levels. It also reflects a daily mortality and expense risk charge assessed against the Separate Account equal to an annual rate of 0.80% (on a guaranteed basis) of the assets in the Separate Account and a monthly Separate Account administrative charge assessed against the Separate Account equal to an annual rate of 0.20% on the assets in each Investment Division.

     The tables also reflect total assumed investment advisory fees together
with the expenses incurred by the Funds of      % of the average daily net
assets of the Funds. This total is based upon (a)      % of average daily net
assets, which is an average of the management fees of each Investment Division;
(b)      % of average daily net assets of the Funds which is an average of
actual administrative fees for each Investment Division; and (c)      % of
average daily net assets of the Funds which is an average of the other expenses after expense reimbursement for each Investment Division.

     "Other Expenses" and "Total Fund Annual Expenses" for the MainStay VP Convertible and MainStay VP International Equity Portfolios reflect an expense reimbursement agreement that ended December 31, 1998 limiting "Other Expenses" to 0.17% annually. In the absence of the expense reimbursement arrangement, the "Total Fund Annual Expenses" for the year ended December 31, 1998 would have been 1.17% for the MainStay VP International Equity Portfolio.

     For the Calvert Social Balanced Portfolio, the fees are based on expenses for the fiscal year 1998, and have been restated to reflect the complete assessment of transfer agency expenses of 0.03% expected to be incurred in 1999. "Other Expenses" reflect an indirect fee. "Total Fund Annual Expenses" after reductions for fees paid indirectly, which are restated, would have been 0.86%.

     A portion of the brokerage commissions that the Fidelity VIP II Contrafund and Fidelity VIP Equity Income Portfolios pay was used to reduce the Portfolios' expenses. In addition, these Portfolios have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the "Total Fund Annual Expenses" would have been 0.66% for the Fidelity VIP II Contrafund Portfolio and 0.57% for the Fidelity VIP Equity-Income Portfolio.

     The "Total Fund Annual Expenses" for the Janus Aspen Series Worldwide Growth Portfolio include a fee reduction to reduce the "Advisory Fees" to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the "Advisory Fees" and then against "Other Expenses". Janus Capital Corporation has agreed to continue the other waivers and fee reductions until at least the next annual renewal of the advisory agreement. Absent such waivers or reductions, the " Total Fund Annual Expenses" for the fiscal year ended December 31, 1998 would have been 0.74% for the Portfolio.

     Morgan Stanley Dean Witter Investment Management Inc. has voluntarily waived receipt of its "Advisory Fees" and agreed to reimburse the Portfolio, if necessary, to the extent that the "Total Fund Annual Expenses" of the Portfolio exceed 1.75% of average daily net assets. However, Morgan Stanley Dean Witter has reflected under "Other Expenses" the Portfolio's interest and foreign tax expenses incurred in 1998 which were equal to 0.20% of the Portfolio's average daily net assets. The fee waivers and reimbursements described above may be terminated by Morgan Stanley Dean Witter at any time without notice. Absent such reductions, it is estimated that "Advisory Fees", "Administration Fees" and "Total Fund Annual Expenses" would be 1.25%, 0.25% and 3.45%, respectively.

     Taking into account the assumed charges for mortality and expense risks in the Separate Account, the Separate Account administrative charge and the average investment advisory fees and expenses of the Funds, the gross rates of return of 0%, 6% and 12% would correspond to illustrated net investment returns of %,
     % and      %, respectively, based on the current charge for mortality and
expense risks, and      %,      % and      %, respectively, based on the
guaranteed maximum charge for mortality and expense risks.

     The actual investment advisory fees and expenses may be more or less than the amounts illustrated and will depend on the allocations made by the policyowner.

     The second column of each table shows the amount which would accumulate if an amount equal to the planned premiums were invested and earned interest, after taxes, at 5% per year, compounded annually.

     NYLIAC will furnish upon request a comparable illustration using the age, sex and underwriting classification of the insured for any initial Life Insurance Benefit and premium requested. In addition to an illustration assuming policy charges at their maximum, we will furnish an illustration assuming current policy charges and current cost of insurance rates.

         FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE 2000 INSURANCE POLICY

                      MALE ISSUE AGE:  35, NON-SMOKER
                           PLANNED ANNUAL PREMIUM:  $
                           TARGET PREMIUM:  $
                           INITIAL FACE AMOUNT:  $250,000
                           LIFE INSURANCE BENEFIT OPTION 1

                           ASSUMING CURRENT CHARGES

                                       END OF YEAR DEATH BENEFIT(2)        END OF YEAR CASH VALUE(2)
                                        ASSUMING HYPOTHETICAL GROSS       ASSUMING HYPOTHETICAL GROSS
              TOTAL PREMIUMS PAID       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 VALUE(2)     PLUS INTEREST AT 5%    ---------------------------------   -----------------------------
POLICY YEAR   AS OF END OF YEAR(1)      0%          6%          12%        0%        6%         12%
-----------   --------------------   ---------   ---------   ---------   -------   -------   ---------
     1
     2
     3
     4
     5
     6
     7
     8
     9
    10
    15
    20
    30

                      END OF YEAR
                 CASH SURRENDER VALUE
              ASSUMING HYPOTHETICAL GROSS
              ANNUAL INVESTMENT RETURN OF
 VALUE(2)    -----------------------------
POLICY YEAR    0%        6%         12%
-----------  -------   -------   ---------
     1
     2
     3
     4
     5
     6
     7
     8
     9
    10
    15
    20
    30

------------
(1) All premiums are illustrated as if made at the beginning of the Policy Year.
(2) Assumes no policy loan or partial withdrawal has been made.

     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL WITHDRAWALS WERE MADE. NEITHER NEW YORK LIFE INSURANCE AND ANNUITY COMPANY, THE SEPARATE ACCOUNTS, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

         FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE 2000 INSURANCE POLICY

                      MALE ISSUE AGE:  35, NON-SMOKER
                           PLANNED ANNUAL PREMIUM:  $
                           TARGET PREMIUM:  $
                           INITIAL FACE AMOUNT:  $250,000
                           LIFE INSURANCE BENEFIT OPTION 1

                           ASSUMING GUARANTEED CHARGES

                                       END OF YEAR DEATH BENEFIT(2)        END OF YEAR CASH VALUE(2)
                                        ASSUMING HYPOTHETICAL GROSS       ASSUMING HYPOTHETICAL GROSS
              TOTAL PREMIUMS PAID       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 VALUE(2)     PLUS INTEREST AT 5%    ---------------------------------   -----------------------------
POLICY YEAR   AS OF END OF YEAR(1)      0%          6%          12%        0%        6%         12%
-----------   --------------------   ---------   ---------   ---------   -------   -------   ---------
     1
     2
     3
     4
     5
     6
     7
     8
     9
    10
    15
    20
    30

                      END OF YEAR
                 CASH SURRENDER VALUE
              ASSUMING HYPOTHETICAL GROSS
              ANNUAL INVESTMENT RETURN OF
 VALUE(2)    -----------------------------
POLICY YEAR    0%        6%         12%
-----------  -------   -------   ---------
     1
     2
     3
     4
     5
     6
     7
     8
     9
    10
    15
    20
    30

------------
(1) All premiums are illustrated as if made at the beginning of the Policy Year.
(2) Assumes no policy loan or partial withdrawal has been made.
 * Without additional premiums above the annual planned premium, the policy would lapse in this scenario.

     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL WITHDRAWALS WERE MADE. NEITHER NEW YORK LIFE INSURANCE AND ANNUITY COMPANY, THE SEPARATE ACCOUNTS, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                                   APPENDIX B
                           VARIATIONS BY JURISDICTION

The following lists by jurisdiction any variations to the statements made in this prospectus.

CALIFORNIA

-- Free Look--If you cancel your policy, we will pay you your policy's cash value on the date you return the policy, plus the charges which were deducted from the premium payments you have made, less any loans and partial withdrawals you have taken.

COLORADO

-- Transfers Between Investment Divisions and/or the Fixed Account--If there is a change in the investment strategy of the Separate Account, you may make an unrestricted transfer from the Separate Account to the Fixed Account, regardless of any limits on such transfers which then apply.

-- The Suicide Exclusion period is one year from the Issue Date.

CONNECTICUT

-- Loan Interest Rate--Due to state regulation, the loan interest rate is fixed at 6.0% and may not be changed.

DISTRICT OF COLUMBIA

-- Free Look--You have until the later of 20 days from the date you receive your policy, or 45 days from the date the application is signed, to return the policy and receive a refund. We will allocate the initial premium and any other premium payments you make during this period to our General Account. After the free look period, we will allocate your net premiums according to your instructions.

FLORIDA

-- Termination and Late Period--The late period is the 31 days following the Monthly Deduction Day on which the cash surrender value is zero, or less than zero. We will mail a notice to the policyowner (and any known assignee) at least 30 days before the end of the late period.

INDIANA

-- Free Look--You may return the policy to any of our registered representatives.

MARYLAND

-- Additional Benefits through Riders--The Guaranteed Minimum Death Benefit rider is renamed the No Lapse Guarantee Rider (not the same as the "No-lapse Guarantee" described on page 32).

MASSACHUSETTS

-- Transfers Between Investment Divisions and/or the Fixed Account--If there is a change in the investment strategy of the Separate Account, you may make an unrestricted transfer from the Separate Account to the Fixed Account, regardless of any limits on such transfers which then apply.

MICHIGAN

-- Living Benefits Rider--The benefit may be exercised if the insured has a life expectancy of six months or less.

MONTANA

-- Variable Universal Life 2000--is always issued on a unisex basis in Montana.
   Any reference in this prospectus which makes a distinction based on the sex of the insured should be disregarded for policies issued in this state.

NEW JERSEY

-- Face Amount Increases--You are allowed to increase your policy's face amount only once each Policy Year.

-- Face Amount Decreases--You are allowed to decrease your policy's face amount only once each Policy Year.

-- Unplanned Premiums--You are allowed a maximum of twelve unplanned premium payments each Policy Year.

-- State Tax Charge--We will not increase the charge above 2.0%.

-- Changes in Life Insurance Benefit Option--Only one change can be made per Policy Year.

-- Partial Withdrawals--You may elect to make only one partial withdrawal in the first Policy Year, if Life Insurance Benefit Option 1 is in effect.

NEW YORK

-- Face Amount Increases--You are allowed to increase your policy's face amount only once each Policy Year.

-- Face Amount Decreases--You are allowed to decrease your policy's face amount only once each Policy Year.

-- Unplanned Premiums--You are allowed a maximum of twelve unplanned premium payments each Policy Year.

-- Changes in Life Insurance Benefit Option--Only one change can be made per Policy Year. If your policy is issued with the Supplementary Term Rider, you may change your Life Insurance Benefit to Option 2 if the rider ends or is terminated. However, you must meet the requirements described on page 16 for selecting this option.

-- Maturity Date--Your policy will end on the policy anniversary on which the insured is age 100. The cash surrender value will be paid at that time.

-- Free Look--You have 10 days from the date you receive your policy to return the policy and receive a refund. We will allocate the initial premium and any other premium payments you make during this period to our General Account. After the free look period, we will allocate your net premiums according to your instructions.

-- Change in Objective of an Investment Division--If there is a change in the investment strategy of any Investment Division, you have the option of converting, without evidence of insurability, your policy within 60 days after the effective date of such change or the date you receive notification of such change, whichever is later. You may elect to convert your policy to a new fixed benefit life insurance policy, for an amount of insurance not greater than the life insurance benefit of the original policy, on the date of conversion. The new policy will be based on the same issue age, sex and class of risk as your original policy, but will not offer variable investment options such as the Investment Divisions. All riders attached to your original policy will end on the date of any such conversion.

-- Special Provision Regarding Extended Term Insurance--On each policy anniversary, you have the right to transfer all of your money in the Separate Account to the Fixed Account and obtain an extended term insurance benefit. See your policy for details regarding this option.

NORTH CAROLINA

-- Free Look--You have until the later of 20 days from the date you receive your policy, or 45 days from the date the application is signed, to return the policy and receive a refund. We will allocate the initial premium and any other premium payments you make during this period to our General Account. After the free look period, we will allocate your net premiums according to your instructions.

PENNSYLVANIA

-- Misstatement of Age or Sex--In the event of such a misstatement, we will adjust the death benefit provided by your policy, but we will not adjust the cash value.

TEXAS

-- Face Amount Increases--You are allowed to increase your policy's face amount only once each Policy Year.

-- Face Amount Decreases--You are allowed to decrease your policy's face amount only once each Policy Year.

-- Unplanned Premiums--You are allowed a maximum of twelve unplanned premium payments each Policy Year.

-- Changes in Life Insurance Benefit Option--Only one change can be made per Policy Year. If your policy is issued with the Supplementary Term Rider, you may change your Life Insurance Benefit to Option 2 if the rider ends or is terminated. However, you must meet the requirements described on page 16 for selecting this option.

-- Partial Withdrawals--You may elect to make only one partial withdrawal in the first Policy Year, if Life Insurance Benefit Option 1 is in effect.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                                     PART II

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934 , the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING

         Reference is made to Article VIII of the Depositor's By-Laws.

         New York Life maintains Directors and Officers Liability/Company Reimbursement ("D&O") insurance which covers directors, officers and trustees of New York Life, its subsidiaries, and its subsidiaries and certain affiliates including the Depositor while acting in their capacity as such. The total annual aggregate of D&O coverage is $150 million applicable to all insureds under the D&O policies. There is no assurance that such coverage will be maintained by New York Life or for the Depositor in the future as, in the past, there have been large variances in the availability of D&O insurance for financial institutions.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


      REPRESENTATION AS TO THE REASONABLENESS OF AGGREGATE FEES AND CHARGES

         New York Life Insurance and Annuity Corporation ("NYLIAC"), the sponsoring insurance company of the NYLIAC Variable Universal Life Separate Account-I, hereby represents that the fees and charges deducted under the Flexible Premium Variable Universal Life 2000 Insurance Policies are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.


                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.

     The prospectus consisting of 80 pages.

     The undertaking to file reports.

     The undertaking pursuant to Rule 484.

     The representation as to the reasonableness of aggregate fees and charges.

     The signatures.

     Written consents of the following persons (to be filed by amendment):

     (a) Jonathan E. Gaines, Esq.

     (b) Eugenia Bomash, Associate Actuary

     (c) PricewaterhouseCoopers LLP

     The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B- 2:

     (1) Resolution of the Board of Directors of NYLIAC establishing the Separate Account - Previously filed as Exhibit (1) to previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (1) to Post-Effective Amendment No. 4 on Form S-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 33-64410), and incorporated herein by reference.

     (2)          Not applicable.

     (3)(a)(1) Distribution Agreement between NYLIFE Securities Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (3)(a)(1) to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account - I (File
                  No. 33-64410), and incorporated herein by reference.

     (3)(a)(2) Distribution Agreement between NYLIFE Distributors Inc. and NYLIAC - Previously filed as Exhibit (3)(a)(2) to Post-Effective Amendment No. 3 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 33-64410), and incorporated herein by reference.

     (3)(b)       Not applicable.

     (3)(c)       Not applicable.

     (4)          Not applicable.

     (5) Form of Policy for Variable Universal Life Insurance 2000 - filed herewith.

     (5)(a) Form of Accidental Death Benefit Rider - To be filed by amendment.

     (5)(b) Form of Monthly Deduction Waiver Rider - To be filed by amendment.

     (5)(c)       Form of Supplementary Term Rider - To be filed by amendment.

     (5)(d) Form of Guaranteed Minimum Death Benefit Rider - To be filed by amendment.

     (5)(e) Form of Term Insurance on Other Covered Insured Rider - To be filed by amendment.

     (5)(f)       Form of Children's Insurance Rider - To be filed by amendment.

     (5)(g) Form of Guaranteed Insurability Rider - To be filed by amendment.

     (5)(h)       Form of Living Benefits Rider - To be filed by amendment.

     (5)(i)       Form of Insurance Exchange Rider - To be filed by amendment.

     (5)(j) Form of Spouse's Paid-Up Insurance Purchase Option Rider - To be filed by amendment.

     (6)(a) Certificate of Incorporation of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                  (6)(a) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

     (6)(b)(1) By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

     (6)(b)(2) Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157), and incorporated herein by reference.

     (7)          Not applicable.

     (8)          Not applicable.

     (9)(a) Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) - Previously filed as Exhibit (9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

     (9)(b) Powers of Attorney for the Directors and Officers of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(c) to Pre-Effective Amendment No. 2 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) for the following, and incorporated herein by reference:

                  Jay S. Calhoun, Vice President, Treasurer and Director (Principal Financial Officer)
                  Richard M. Kernan, Jr., Director
                  Robert D. Rock, Senior Vice President and Director Frederick J. Sievert, President and Director
                  (Principal Executive Officer)
                  Stephen N. Steinig, Senior Vice President, Chief Actuary and Director
                  Seymour Sternberg, Director

     (9)(c) Power of Attorney for Maryann L. Ingenito, Vice President and Controller (Principal Accounting Officer) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(d) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

     (9)(d) Power of Attorney for Howard I. Atkins, Executive Vice President (Principal Financial Officer) - Previously filed as
                  Exhibit 8(d) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-39157), and incorporated herein by reference.

     (9)(e) Memorandum describing NYLIAC's issuance, transfer and redemption procedures for the Policies - To be filed by amendment.

     (9)(f) Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended
                  - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(1) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

     (9)(g) Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

     (9)(h)       Participation Agreement between Janus Aspen Series and NYLIAC
                  - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

     (9)(i) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

     (9)(j) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(5) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

     (9)(k) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(6) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and incorporated herein by reference.

     (9)(l) Power of Attorney for Certain Directors of NYLIAC - Previously filed as Exhibit 10(e) to Post-Effective Amendment No. 6 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 33-87382), and incorporated herein by reference for the following:

                  George J. Trapp, Director
                  Frank M. Boccio, Director
                  Phillip J. Hildebrand, Director
                  Michael G. Gallo, Director
                  Solomon Goldfinger, Director
                  Howard I. Atkins, Director

     (9)(m) Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(h) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 33-53342), and incorporated herein by reference.

     (10)         Form of Application - To be filed by amendment.

2. Opinion and Consent of Jonathan E. Gaines, Esq. - To be filed by amendment.

3.                Not applicable.

4.                Not applicable.

5.                Not applicable.

6. Opinion and Consent of Eugenia Bomash, Associate Actuary - To be filed by amendment.

7. Consent of PricewaterhouseCoopers LLP - To be filed by amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, NYLIAC Variable Universal Life Separate Account-I, certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City and State of New York on the 26th day of May, 1999.

                                        NYLIAC VARIABLE UNIVERSAL LIFE
                                        SEPARATE ACCOUNT-I
                                            (Registrant)


                                        By  /s/ MELVIN J. FEINBERG
                                           -------------------------------------
                                            Melvin J. Feinberg
                                            Vice President and Actuary

                                        NEW YORK LIFE INSURANCE AND
                                        ANNUITY CORPORATION
                                            (Depositor)


                                        By  /s/ MELVIN J. FEINBERG
                                           -------------------------------------
                                            Melvin J. Feinberg
                                            Vice President and Actuary

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

     Howard I. Atkins*              Executive Vice President and Director
                                    (Principal Financial Officer)

     Frank M. Boccio*               Director

     Michael G. Gallo*              Director

     Solomon Goldfinger*            Director

     Phillip J. Hildebrand*         Director

     Maryann L. Ingenito*           Vice President and Controller (Principal
                                    Accounting Officer)

     Richard M. Kernan, Jr.*        Director

     Robert D. Rock*                Senior Vice President and Director

     Frederick J. Sievert*          President and Director (Principal Executive
                                    Officer)

     Seymour Sternberg*             Director

     George J. Trapp*               Director


*By  /s/ MELVIN J. FEINBERG
   -------------------------------------
     Melvin J. Feinberg
     Attorney-in-Fact
     May 26, 1999

                                EXHIBIT INDEX

Exhibit
Number               Description
------               -----------
(5)                  Form of Policy for Variable Universal Life 2000 Insurance
                     Policies